Registration No. 333-181859
                                               1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3650

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on July 31, 2012 at 2:00 p.m. pursuant to Rule 487.

                    Dow(R) Target 10 Aug. '12 - Term 9/9/13
                     Target Focus 4 Aug. '12 - Term 11/8/13
                      Target Triad Aug. '12 - Term 11/8/13
                       Target VIP Aug. '12 - Term 11/8/13

                                    FT 3650

FT 3650 is a series of a unit investment trust, the FT Series. FT 3650 consists of four separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                 1-800-621-1675


              The date of this prospectus is July 31, 2012

                               Table of Contents

Summary of Essential Information                             3
Fee Table                                                    7
Report of Independent Registered Public Accounting Firm      9
Statements of Net Assets                                    10
Schedules of Investments                                    13
The FT Series                                               25
Portfolios                                                  26
Risk Factors                                                32
Hypothetical Performance Information                        35
Public Offering                                             39
Distribution of Units                                       41
The Sponsor's Profits                                       43
The Secondary Market                                        43
How We Purchase Units                                       43
Expenses and Charges                                        43
Tax Status                                                  44
Retirement Plans                                            49
Rights of Unit Holders                                      50
Income and Capital Distributions                            50
Redeeming Your Units                                        51
Investing in a New Trust                                    52
Removing Securities from a Trust                            53
Amending or Terminating the Indenture                       54
Information on the Sponsor, Trustee, FTPS Unit Servicing
     Agent and Evaluator                                    54
Other Information                                           55

                        Summary of Essential Information

                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                                                             The Dow(R)
                                                                                                              Target 10
                                                                                                               Portfolio
                                                                                                           August 2012 Series
                                                                                                           __________________
Initial Number of Units (1)                                                                                      16,758
Fractional Undivided Interest in a Trust per Unit (1)                                                          1/16,758
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $     10.000
   Less Initial Sales Charge per Unit (3)                                                                         (.100)
                                                                                                           ____________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                    9.900
   Less Deferred Sales Charge per Unit (3)                                                                        (.145)
                                                                                                           ____________
Redemption Price per Unit (5)                                                                                     9.755
    Less Creation and Development Fee per Unit (3)(5)                                                             (.050)
    Less Organization Costs per Unit (5)                                                                          (.019)
                                                                                                           ____________
Net Asset Value per Unit                                                                                   $      9.686
                                                                                                           ============
Tax Status (6)                                                                                             Grantor Trust
Distribution Frequency (7)                                                                                    Monthly
Initial Distribution Date (7)                                                                             August 25, 2012
Estimated Net Annual Distribution per Unit (8)                                                             $      .3346
Cash CUSIP Number                                                                                            30280E 107
Reinvestment CUSIP Number                                                                                    30280E 115
Fee Accounts Cash CUSIP Number                                                                               30280E 123
Fee Accounts Reinvestment CUSIP Number                                                                       30280E 131
FTPS CUSIP Number                                                                                            30280E 149
Pricing Line Product Code                                                                                        079632
Ticker Symbol                                                                                                    FBUGLX

First Settlement Date                                         August 3, 2012
Mandatory Termination Date (9)                                September 9, 2013

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                                                           Target Focus Four
                                                                                                              Portfolio
                                                                                                              August 2012
                                                                                                                Series
                                                                                                           _________________
Initial Number of Units (1)                                                                                     26,988
Fractional Undivided Interest in a Trust per Unit (1)                                                         1/26,988
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $    10.000
   Less Initial Sales Charge per Unit (3)                                                                        (.100)
                                                                                                           ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                   9.900
   Less Deferred Sales Charge per Unit (3)                                                                       (.145)
                                                                                                           ___________
Redemption Price per Unit (5)                                                                                    9.755
    Less Creation and Development Fee per Unit (3)(5)                                                            (.050)
    Less Organization Costs per Unit (5)                                                                         (.019)
                                                                                                           ___________
Net Asset Value per Unit                                                                                   $     9.686
                                                                                                           ===========
Tax Status (6)                                                                                                  RIC
Distribution Frequency (7)                                                                                  Semi-Annual
Initial Distribution Date (7)                                                                            December 25, 2012
Estimated Net Annual Distribution per Unit (8)                                                             $     .2280
Cash CUSIP Number                                                                                           30280E 156
Reinvestment CUSIP Number                                                                                   30280E 164
Fee Accounts Cash CUSIP Number                                                                              30280E 172
Fee Accounts Reinvestment CUSIP Number                                                                      30280E 180
FTPS CUSIP Number                                                                                           30280E 198
Pricing Line Product Code                                                                                       079532
Ticker Symbol                                                                                                   FREALX

First Settlement Date                                         August 3, 2012
Mandatory Termination Date (9)                                November 8, 2013

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                    FT 3650


                       At the Opening of Business on the
                     Initial Date of Deposit-July 31, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.


                                                                                        Target Triad         Target VIP
                                                                                         Portfolio            Portfolio
                                                                                     August 2012 Series   August 2012 Series
                                                                                     __________________   __________________
Initial Number of Units (1)                                                              23,980               30,391
Fractional Undivided Interest in a Trust per Unit (1)                                  1/23,980             1/30,391
Public Offering Price:
Public Offering Price per Unit (2)                                                   $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                                 (.100)               (.100)
                                                                                     ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                            9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                                (.145)               (.145)
                                                                                     ___________          ___________
Redemption Price per Unit (5)                                                             9.755                9.755
    Less Creation and Development Fee per Unit (3)(5)                                     (.050)               (.050)
    Less Organization Costs per Unit (5)                                                  (.022)               (.022)
                                                                                     ___________          ___________
Net Asset Value per Unit                                                             $    9.683           $    9.683
                                                                                    ===========          ===========
Tax Status (6)                                                                           RIC                  RIC
Distribution Frequency (7)                                                            Semi-Annual          Semi-Annual
Initial Distribution Date (7)                                                      December 25, 2012    December 25, 2012
Estimated Net Annual Distribution per Unit (8)                                       $    .1946           $    .2160
Cash CUSIP Number                                                                    30280E 206           30280E 255
Reinvestment CUSIP Number                                                            30280E 214           30280E 263
Fee Accounts Cash CUSIP Number                                                       30280E 222           30280E 271
Fee Accounts Reinvestment CUSIP Number                                               30280E 230           30280E 289
FTPS CUSIP Number                                                                    30280E 248           30280E 297
Pricing Line Product Code                                                                079537               079639
Ticker Symbol                                                                            FBEOMX               FCLUDX

First Settlement Date                                         August 3, 2012
Mandatory Termination Date (9)                                November 8, 2013

____________

See "Notes to Summary of Essential Information" on page 6.

Page 5


                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on August 1, 2012, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For the Trust that is structured as a grantor trust, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies
("RICs"), the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year. For all Trusts, upon termination of a Trust, amounts in the Income and Capital Accounts will be distributed to remaining Unit holders.

(8) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges."

(9) See "Amending or Terminating the Indenture."

                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although The Dow(R) Target 10 Portfolio has a term of approximately 13 months, and the Target Focus Four Portfolio, the Target Triad Portfolio, and the Target VIP Portfolio each has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                 The Dow(R) Target 10          Target Focus Four
                                                                                      Portfolio                    Portfolio
                                                                                 August 2012 Series            August 2012 Series
                                                                                  --------------------      ----------------------
                                                                                              Amount                   Amount
                                                                                              per Unit                 per Unit
                                                                                              --------                 --------
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
     Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
     Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
     Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                                 -----        -----       -----        -----
     Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                                 =====        =====       =====        =====

Organization Costs (as a percentage of public offering price)
     Estimated organization costs                                                .190%(d)     $.0190      .190%(d)     $.0190
                                                                                 =====        ======      =====        ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
     Portfolio supervision, bookkeeping, administrative, evaluation and
          FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
     Trustee's fee and other operating expenses                                  .124%(f)     $.0124      .175%(f)     $.0175
                                                                                 -----        ------      -----        ------
            Total                                                                .184%        $.0184      .235%        $.0235
                                                                                 =====        ======      =====        ======

                                                                                   Target Triad                  Target VIP
                                                                                     Portfolio                    Portfolio
                                                                                  August 2012 Series           August 2012 Series
                                                                                  --------------------       ----------------------
                                                                                              Amount                   Amount
                                                                                              per Unit                 per Unit
                                                                                              --------                 --------
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
     Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
     Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
     Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                                 -----        -----       -----        -----
     Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                                 =====        =====       =====        =====

Organization Costs (as a percentage of public offering price)
     Estimated organization costs                                                .220%(d)     $.0220      .220%(d)     $.0220
                                                                                 =====        ======      =====        ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
     Portfolio supervision, bookkeeping, administrative, evaluation and
          FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
     Trustee's fee and other operating expenses                                  .111%(f)     $.0111      .312%(f)     $.0312
                                                                                 -----        ------      -----        ------
            Total                                                                .171%        $.0171      .372%        $.0372
                                                                                 =====        ======      =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. For all Trusts except The Dow(R) Target 10 Portfolio, the example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, and you are subject to a reduced transactional sales charge. For The Dow(R) Target 10 Portfolio, the example assumes the principal amount and distributions are rolled every 13 months. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:


                                                                  1 Year       3 Years     5 Years      10 Years
                                                                  ______       _______     _______      _______
The Dow(R) Target 10 Portfolio, August 2012 Series                $332         $811        $1,316       $2,701
Target Focus Four Portfolio, August 2012 Series                    338          827         1,107        2,274
Target Triad Portfolio, August 2012 Series                         334          816         1,086        2,231
Target VIP Portfolio, August 2012 Series                           354          876         1,188        2,439

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 20, 2012.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                             Report of Independent
                       Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 3650

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 3650, comprising Dow(R) Target 10 Aug. '12 - Term 9/9/13 (The Dow(R) Target 10 Portfolio, August 2012 Series); Target Focus 4 Aug. '12 - Term 11/8/13 (Target Focus Four Portfolio, August 2012 Series); Target Triad Aug. '12 - Term 11/8/13 (Target Triad Portfolio, August 2012 Series); and Target VIP Aug. '12 - Term 11/8/13 (Target VIP Portfolio, August 2012 Series) (collectively, the "Trusts"), as of the opening of business on July 31, 2012 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July 31, 2012, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 3650, comprising the above-mentioned Trusts, as of the opening of business on July 31, 2012 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.




/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
July 31, 2012


Page 9
                            Statements of Net Assets

                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                                       The Dow(R)
                                                                                        Target 10       Target Focus Four
                                                                                        Portfolio          Portfolio
                                                                                         August              August
                                                                                      2012 Series         2012 Series
                                                                                      _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $165,905            $267,183
Less liability for reimbursement to Sponsor for organization costs (3)                    (318)               (513)
Less liability for deferred sales charge (4)                                            (2,430)             (3,913)
Less liability for creation and development fee (5)                                       (838)             (1,349)
                                                                                      _________           _________
Net assets                                                                            $162,319            $261,408
                                                                                      =========           =========
Units outstanding                                                                       16,758              26,988
Net asset value per Unit (6)                                                          $  9.686            $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $167,581            $269,882
Less maximum sales charge (7)                                                           (4,944)             (7,961)
Less estimated reimbursement to Sponsor for organization costs (3)                        (318)               (513)
                                                                                      _________           _________
Net assets                                                                            $162,319            $261,408
                                                                                      =========           =========

__________

See "Notes to Statements of Net Assets" on page 12.

Page 10


                            Statements of Net Assets

                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                                      Target Triad         Target VIP
                                                                                       Portfolio            Portfolio
                                                                                        August               August
                                                                                      2012 Series          2012 Series
                                                                                      ____________         ___________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $237,401             $300,869
Less liability for reimbursement to Sponsor for organization costs (3)                    (528)                (669)
Less liability for deferred sales charge (4)                                            (3,477)              (4,407)
Less liability for creation and development fee (5)                                     (1,199)              (1,520)
                                                                                      _________            _________
Net assets                                                                            $232,197             $294,273
                                                                                      =========            =========
Units outstanding                                                                       23,980               30,391
Net asset value per Unit (6)                                                          $  9.683             $  9.683

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $239,799             $303,907
Less maximum sales charge (7)                                                           (7,074)              (8,965)
Less estimated reimbursement to Sponsor for organization costs (3)                        (528)                (669)
                                                                                      ________             ________
Net assets                                                                            $232,197             $294,273
                                                                                      ========             ========

______________

See "Notes to Statements of Net Assets" on page 12.

Page 11


                       NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. The Dow(R) Target 10 Portfolio, August 2012 Series has a Mandatory Termination Date of September 9, 2013. The Target Focus Four Portfolio, August 2012 Series; Target Triad Portfolio, August 2012 Series; and Target VIP Portfolio, August 2012 Series each has a Mandatory Termination Date of November 8, 2013.

(2) An irrevocable letter of credit for approximately $1,700,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to The Dow(R) Target 10 Portfolio, August 2012 Series and approximately $500,000 has been allocated to each of the Target Focus Four Portfolio, August 2012 Series; Target Triad Portfolio, August 2012 Series; and Target VIP Portfolio, August 2012 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table included in this prospectus. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on September 20, 2012 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2012. If Unit holders redeem Units before November 20, 2012 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

               The Dow(R) Target 10 Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price         Shares     Share       the Trust (2)  Yield (3)
_______________________________________                         _________     ______     ________    __________     ______
COMMON STOCKS (100%):
Consumer Staples (10%):
PG        The Procter & Gamble Company                            10%         255        $ 65.10     $ 16,600       3.45%
Energy (10%):
CVX       Chevron Corporation                                     10%         151         109.82       16,583       3.28%
Financials (10%):
JPM       JPMorgan Chase & Co.                                    10%         459          36.14       16,588       3.32%
Health Care (30%):
JNJ       Johnson & Johnson                                       10%         239          69.45       16,599       3.51%
MRK       Merck & Co., Inc.                                       10%         373          44.48       16,591       3.78%
PFE       Pfizer Inc.                                             10%         700          23.71       16,597       3.71%
Information Technology (10%):
INTC      Intel Corporation                                       10%         644          25.76       16,589       3.49%
Materials (10%):
DD        E.I. du Pont de Nemours and Company                     10%         334          49.67       16,590       3.46%
Telecommunication Services (20%):
T         AT&T Inc.                                               10%         443          37.43       16,581       4.70%
VZ        Verizon Communications Inc.                             10%         369          44.95       16,587       4.45%
                                                                ______                               ________
               Total Investments                                 100%                                $165,905
                                                                ======                               ========

___________

See "Notes to Schedules of Investments" on page 24.

                            Schedule of Investments

                Target Focus Four Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
COMMON STOCKS (100.00%):
Consumer Discretionary (12.90%):
CUK      Carnival Plc (ADR) +                                          0.40%             31       $ 34.12     $  1,058
CSTR     Coinstar, Inc. *                                              0.31%             17         48.22          820
CTB      Cooper Tire & Rubber Company                                  0.30%             47         17.06          802
CBRL     Cracker Barrel Old Country Store Inc.                         0.31%             13         63.10          820
DGIT     Digital Generation Inc. *                                     0.33%             82         10.82          887
DDS      Dillard's, Inc. (Class A)                                     0.30%             12         66.86          802
DTV      DIRECTV, Inc. *                                               2.68%            145         49.33        7,153
DISH     DISH Network Corp.                                            0.54%             46         31.12        1,431
BAGL     Einstein Noah Restaurant Group Inc.                           0.31%             48         17.01          816
HVT      Haverty Furniture Companies, Inc.                             0.33%             76         11.65          885
ICON     Iconix Brand Group, Inc. *                                    0.34%             50         17.99          899
ISCA     International Speedway Corporation                            0.67%             69         25.91        1,788
M        Macy's, Inc.                                                  1.25%             91         36.66        3,336
ODP      Office Depot, Inc. *                                          0.67%          1,035          1.72        1,780
OMX      OfficeMax Inc. *                                              0.33%            202          4.41          891
ZQK      Quiksilver, Inc. *                                            0.33%            315          2.83          891
SCHL     Scholastic Corporation                                        0.67%             59         30.28        1,786
SMP      Standard Motor Products, Inc.                                 0.34%             63         14.24          897
SUP      Superior Industries International, Inc.                       0.33%             53         16.84          893
TWC      Time Warner Cable, Inc.                                       2.16%             68         85.00        5,780
Consumer Staples (0.99%):
AOI      Alliance One International, Inc. *                            0.33%            267          3.33          889
DMND     Diamond Foods, Inc.                                           0.33%             54         16.50          891
SENEA    Seneca Foods Corp. *                                          0.33%             34         26.07          886
Energy (8.87%):
BP       BP Plc (ADR) +                                                0.41%             26         41.82        1,087
CNQ      Canadian Natural Resources Ltd. +                             0.40%             38         28.05        1,066
CVX      Chevron Corporation                                           1.48%             36        109.82        3,953
SNP      China Petroleum and Chemical Corporation (Sinopec) (ADR) +    0.40%             12         89.76        1,077
CRK      Comstock Resources, Inc. *                                    0.33%             50         17.78          889
E        Eni SpA (ADR) +                                               0.40%             26         41.36        1,075
HLX      Helix Energy Solutions Group Inc. *                           0.67%             99         18.06        1,788
PTEN     Patterson-UTI Energy, Inc.                                    0.67%            112         15.93        1,784
PDCE     PDC Energy Inc. *                                             0.33%             33         27.03          892

                       Schedule of Investments (cont'd.)

                Target Focus Four Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
Energy (cont'd.):
PVA      Penn Virginia Corporation                                      0.33%         127         $   7.01    $     890
PES      Pioneer Energy Services Corp. *                                0.33%         110             8.11          892
KWK      Quicksilver Resources Inc. *                                   0.67%         375             4.75        1,781
STO      StatoilHydro ASA (ADR) +                                       0.40%          44            24.28        1,068
SPN      Superior Energy Services, Inc. *                               0.66%          76            23.31        1,772
TTI      TETRA Technologies, Inc. *                                     0.33%         125             7.12          890
TOT      Total S.A. (ADR) +                                             0.39%          23            45.70        1,051
UNT      Unit Corporation *                                             0.67%          44            40.93        1,801
Financials (30.18%):
Y        Alleghany Corporation *                                        0.64%           5           344.09        1,720
ALL      The Allstate Corporation                                       1.50%         115            34.76        3,997
AFG      American Financial Group, Inc.                                 0.67%          47            37.91        1,782
AF       Astoria Financial Corporation                                  1.50%         423             9.46        4,002
BBVA     Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%         163             6.56        1,069
SAN      Banco Santander Central Hispano S.A. (ADR) +                   0.40%         176             6.08        1,070
BXS      BancorpSouth, Inc.                                             0.67%         123            14.52        1,786
BCS      Barclays Plc (ADR) +                                           0.40%         101            10.62        1,073
BBT      BB&T Corporation                                               1.50%         126            31.71        3,995
DB       Deutsche Bank AG +                                             0.40%          35            30.28        1,060
RE       Everest Re Group, Ltd. +                                       0.67%          17           104.48        1,776
FNB      F.N.B. Corporation                                             1.50%         364            11.00        4,004
FAF      First American Financial Corporation                           0.67%          98            18.21        1,785
FMBI     First Midwest Bancorp, Inc.                                    0.33%          79            11.31          893
FNFG     First Niagara Financial Group, Inc.                            1.50%         527             7.60        4,005
FMER     FirstMerit Corporation                                         1.50%         247            16.23        4,009
FSP      Franklin Street Properties Corp. (5)                           0.33%          87            10.25          892
HMN      Horace Mann Educators Corporation                              0.33%          51            17.51          893
HPT      Hospitality Properties Trust (5)                               0.66%          73            24.27        1,772
HCBK     Hudson City Bancorp, Inc.                                      1.50%         662             6.05        4,005
ING      ING Groep N.V. (ADR) +*                                        0.40%         162             6.60        1,069
IBKR     Interactive Brokers Group, Inc. (Class A)                      0.33%          64            13.96          893
KRG      Kite Realty Group Trust (5)                                    0.33%         177             5.03          890
MCY      Mercury General Corporation                                    1.50%         104            38.44        3,998
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +            0.40%         218             4.90        1,068
MFG      Mizuho Financial Group, Inc. (ADR) +                           0.40%         324             3.30        1,069

                       Schedule of Investments (cont'd.)

                Target Focus Four Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                      Percentage
                                                                      of Aggregate    Number       Market      Cost of
Ticker Symbol and                                                     Offering        of           Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares       Share       the Trust (2)
____________________________________                                  ___________     ______       ________    __________
Financials (cont'd.):
NYB      New York Community Bancorp, Inc.                                1.50%        313          $ 12.79     $  4,003
PKY      Parkway Properties, Inc. (5)                                    0.33%         79            11.25          889
PBCT     People's United Financial Inc.                                  1.50%        349            11.47        4,003
PNFP     Pinnacle Financial Partners, Inc. *                             0.34%         46            19.50          897
PL       Protective Life Corporation                                     0.67%         64            27.94        1,788
PFS      Provident Financial Services, Inc.                              0.33%         59            15.14          893
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                       0.40%         17            62.84        1,068
SLG      SL Green Realty Corp. (5)                                       0.68%         23            79.18        1,821
TRMK     Trustmark Corporation                                           1.50%        164            24.37        3,997
UBSI     United Bankshares, Inc.                                         1.50%        172            23.24        3,997
WBS      Webster Financial Corporation                                   0.67%         86            20.80        1,789
WTFC     Wintrust Financial Corporation                                  0.33%         24            36.86          885
Health Care (15.71%):
ABT      Abbott Laboratories                                             7.48%        300            66.60       19,980
AMGN     Amgen Inc.                                                      5.37%        172            83.46       14,355
CBM      Cambrex Corporation *                                           0.30%         86             9.32          802
CYH      Community Health Systems Inc. *                                 0.96%        105            24.57        2,580
LPNT     LifePoint Hospitals, Inc. *                                     0.67%         47            38.02        1,787
PDLI     PDL BioPharma Inc.                                              0.30%        117             6.85          801
PMC      PharMerica Corporation *                                        0.33%         86            10.37          892
SEM      Select Medical Holdings Corporation *                           0.30%         73            11.05          807
Industrials (5.71%):
ABFS     Arkansas Best Corporation                                       0.33%         73            12.25          894
CNW      Con-way Inc.                                                    0.31%         23            35.82          824
DAL      Delta Air Lines, Inc. *                                         0.66%        186             9.47        1,761
DLX      Deluxe Corporation                                              0.31%         29            28.16          817
GFF      Griffon Corporation                                             0.33%         99             8.99          890
JBLU     JetBlue Airways Corporation *                                   0.67%        329             5.41        1,780
KELYA    Kelly Services, Inc.                                            0.33%         75            11.83          887
NNBR     NN, Inc. *                                                      0.30%         88             9.19          809
NOC      Northrop Grumman Corporation                                    1.50%         60            66.76        4,006
TRN      Trinity Industries, Inc.                                        0.67%         64            27.95        1,789
LCC      US Airways Group, Inc. *                                        0.30%         71            11.29          802

                       Schedule of Investments (cont'd.)

                Target Focus Four Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
Information Technology (3.72%):
AVT      Avnet Inc. *                                                   0.67%           56        $  31.85    $   1,784
CVG      Convergys Corporation                                          0.67%          119           14.93        1,777
MWW      Monster Worldwide Inc. *                                       0.67%          251            7.09        1,780
STX      Seagate Technology +                                           1.05%           92           30.43        2,800
SNX      SYNNEX Corporation *                                           0.33%           26           34.33          893
UNTD     United Online, Inc.                                            0.33%          210            4.24          890
Materials (7.79%):
AGU      Agrium Inc. +                                                  1.26%           35           96.02        3,361
MT       ArcelorMittal (ADR) +                                          0.40%           66           16.13        1,065
CF       CF Industries Holdings, Inc.                                   1.11%           15          197.50        2,962
CMC      Commercial Metals Company                                      2.17%          458           12.64        5,789
NP       Neenah Paper, Inc.                                             0.31%           31           26.48          821
PKX      POSCO (ADR) +                                                  0.41%           14           78.57        1,100
RS       Reliance Steel & Aluminum Co.                                  0.66%           35           50.22        1,758
STLD     Steel Dynamics, Inc.                                           0.67%          140           12.70        1,778
TCK      Teck Resources Limited (Class B) +                             0.40%           37           28.90        1,069
VALE     Vale S.A. (ADR) +                                              0.40%           58           18.27        1,060
Telecommunication Services (5.28%):
BT       BT Group PLC (ADR) +                                           2.21%          172           34.40        5,917
CHA      China Telecom Corporation Ltd. (ADR) +                         0.41%           21           51.79        1,088
CHU      China Unicom Ltd. (ADR) +                                      0.40%           72           14.91        1,074
FTE      France Telecom S.A. (ADR) +                                    0.40%           79           13.50        1,066
NTT      Nippon Telegraph and Telephone Corporation (ADR) +             0.40%           46           23.34        1,074
DCM      NTT DoCoMo, Inc. (ADR) +                                       0.40%           64           16.64        1,065
TDS      Telephone and Data Systems, Inc.                               0.66%           74           23.99        1,775
VIP      VimpelCom Ltd. (ADR) +                                         0.40%          126            8.49        1,070
Utilities (8.85%):
AEP      American Electric Power Company, Inc.                          1.50%           94           42.57        4,002
CNL      Cleco Corporation                                              1.51%           91           44.27        4,029
DTE      DTE Energy Company                                             1.50%           65           61.66        4,008
FE       FirstEnergy Corp.                                              1.50%           79           50.87        4,019
GXP      Great Plains Energy Incorporated                               0.66%           79           22.48        1,776
PNM      PNM Resources Inc.                                             0.67%           86           20.80        1,789
SRE      Sempra Energy                                                  1.51%           57           70.86        4,039
                                                                      ________                                 ________
              Total Investments                                       100.00%                                  $267,183
                                                                      ========                                 ========

______________________

See "Notes to Schedules of Investments" on page 24.

                            Schedule of Investments

               Target Triad Portfolio, August 2012 Series
                                 FT 3650



                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012




                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
COMMON STOCKS (100.00%):
Consumer Discretionary (15.41%):
AM       American Greetings Corporation                                 0.75%         136         $ 13.06     $  1,776
CUK      Carnival Plc (ADR) +                                           0.40%          28           34.12          955
DLTR     Dollar Tree, Inc. *                                            1.99%          92           51.44        4,732
GCI      Gannett Co., Inc.                                              0.75%         126           14.16        1,784
KORS     Michael Kors Holdings Ltd. +*                                  2.01%         115           41.48        4,770
PETM     PetSmart, Inc.                                                 1.99%          70           67.49        4,724
PCLN     priceline.com Incorporated *                                   2.01%           7          682.54        4,778
ROST     Ross Stores, Inc.                                              2.01%          71           67.12        4,766
SPLS     Staples, Inc.                                                  0.75%         140           12.74        1,784
TJX      The TJX Companies, Inc.                                        2.00%         106           44.90        4,759
WHR      Whirlpool Corporation                                          0.75%          26           68.23        1,774
Consumer Staples (9.01%):
ADM      Archer-Daniels-Midland Company                                 0.75%          65           27.49        1,787
HSY      The Hershey Company                                            2.01%          66           72.17        4,763
TAP      Molson Coors Brewing Company                                   0.75%          42           42.59        1,789
MNST     Monster Beverage Corporation *                                 2.01%          70           68.20        4,774
PM       Philip Morris International Inc.                               2.00%          52           91.18        4,741
SWY      Safeway Inc.                                                   0.75%         115           15.43        1,774
UVV      Universal Corporation                                          0.74%          39           45.24        1,764
Energy (9.41%):
BP       BP Plc (ADR) +                                                 0.40%          23           41.82          962
CNQ      Canadian Natural Resources Ltd. +                              0.40%          34           28.05          954
CVX      Chevron Corporation                                            0.74%          16          109.82        1,757
SNP      China Petroleum and Chemical Corporation
         (Sinopec) (ADR) +                                              0.42%          11           89.76          987
COP      ConocoPhillips                                                 0.74%          32           54.86        1,756
E        Eni SpA (ADR) +                                                0.40%          23           41.36          951
ESV      Ensco Plc (ADS) +                                              0.76%          32           56.44        1,806
HFC      HollyFrontier Corporation                                      2.00%         129           36.88        4,758
MPC      Marathon Petroleum Corporation                                 2.00%         100           47.47        4,747
SFL      Ship Finance International Ltd. +                              0.75%         123           14.52        1,786
STO      StatoilHydro ASA (ADR) +                                       0.40%          39           24.28          947
TOT      Total S.A. (ADR) +                                             0.40%          21           45.70          960
Financials (8.21%):
BBVA     Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%         145            6.56          951
SAN      Banco Santander Central Hispano S.A. (ADR) +                   0.40%         156            6.08          949

                       Schedule of Investments (cont'd.)

                   Target Triad Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
____________________________________                                  ___________     ______      ________    __________
Financials (cont'd.):
BCS      Barclays Plc (ADR) +                                           0.40%           89        $ 10.62     $    945
DB       Deutsche Bank AG +                                             0.40%           31          30.28          939
DFS      Discover Financial Services                                    2.00%          130          36.48        4,742
ENH      Endurance Specialty Holdings Limited +                         0.76%           51          35.15        1,793
FFBC     First Financial Bancorp.                                       0.75%          112          15.88        1,779
ING      ING Groep N.V. (ADR) +*                                        0.40%          144           6.60          950
JNS      Janus Capital Group Inc.                                       0.75%          246           7.24        1,781
JPM      JPMorgan Chase & Co.                                           0.75%           49          36.14        1,771
MTU      Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +            0.40%          194           4.90          951
MFG      Mizuho Financial Group, Inc. (ADR) +                           0.40%          288           3.30          950
SHG      Shinhan Financial Group Co., Ltd. (ADR) +                      0.40%           15          62.84          943
Health Care (15.02%):
AET      Aetna Inc.                                                     0.75%           48          37.14        1,783
ALXN     Alexion Pharmaceuticals, Inc. *                                1.98%           45         104.59        4,707
AGN      Allergan, Inc.                                                 2.01%           56          85.30        4,777
BIIB     Biogen Idec Inc. *                                             1.99%           32         147.28        4,713
CTRX     Catamaran Corp +*                                              2.02%           55          87.15        4,793
DVA      DaVita, Inc. *                                                 2.02%           48          99.80        4,790
OMI      Owens & Minor, Inc.                                            0.75%           63          28.30        1,783
PFE      Pfizer Inc.                                                    0.75%           75          23.71        1,778
QSII     Quality Systems, Inc.                                          0.75%          111          16.02        1,778
VRTX     Vertex Pharmaceuticals Incorporated *                          2.00%           95          49.96        4,746
Industrials (6.99%):
AYR      Aircastle Ltd. +                                               0.75%          151          11.78        1,779
JBHT     J.B. Hunt Transport Services, Inc.                             2.00%           86          55.12        4,740
LLL      L-3 Communications Holdings, Inc.                              0.74%           25          70.35        1,759
SSW      Seaspan Corp. +                                                0.75%          116          15.37        1,783
TAL      TAL International Group, Inc.                                  0.76%           53          33.90        1,797
TDG      TransDigm Group, Inc. *                                        1.99%           39         120.88        4,714
Information Technology (14.98%):
ADS      Alliance Data Systems Corporation *                            2.00%           36         131.78        4,744
AAPL     Apple Inc.                                                     2.00%            8         595.03        4,760
AVX      AVX Corporation                                                0.75%          171          10.41        1,780
CA       CA Inc.                                                        0.75%           73          24.25        1,770
GLW      Corning Incorporated                                           0.75%          156          11.42        1,782
EBAY     eBay Inc. *                                                    2.00%          104          45.60        4,742

                       Schedule of Investments (cont'd.)

                   Target Triad Portfolio, August 2012 Series
                                    FT 3650


                    At the Opening of Business on the
                  Initial Date of Deposit-July 31, 2012



                                                                      Percentage
                                                                      of Aggregate    Number       Market      Cost of
Ticker Symbol and                                                     Offering        of           Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares       Share       the Trust (2)
____________________________________                                  ___________     ______       ________    __________
Information Technology (cont'd.):
HPQ      Hewlett-Packard Company                                       0.75%            98         $ 18.26     $  1,790
INTU     Intuit Inc.                                                   2.00%            81           58.51        4,739
STX      Seagate Technology +                                          2.00%           156           30.43        4,747
V        Visa, Inc.                                                    1.98%            36          130.84        4,710
Materials (12.59%):
SHLM     A. Schulman, Inc.                                             0.75%            82           21.79        1,787
AGU      Agrium Inc. +                                                 1.98%            49           96.02        4,705
MT       ArcelorMittal (ADR) +                                         0.40%            59           16.13          952
CF       CF Industries Holdings, Inc.                                  2.00%            24          197.50        4,740
CLF      Cliffs Natural Resources Inc.                                 0.75%            45           39.72        1,787
FMC      FMC Corporation                                               2.01%            87           54.84        4,771
GEF      Greif Inc.                                                    0.75%            41           43.44        1,781
PKX      POSCO (ADR) +                                                 0.40%            12           78.57          943
SCHN     Schnitzer Steel Industries, Inc.                              0.75%            63           28.43        1,791
SHW      The Sherwin-Williams Company                                  2.00%            35           135.44       4,740
TCK      Teck Resources Limited (Class B) +                            0.40%            33           28.90          954
VALE     Vale S.A. (ADR) +                                             0.40%            52           18.27          950
Telecommunication Services (5.40%):
T        AT&T Inc.                                                     0.76%            48           37.43        1,797
BCE      BCE Inc. +                                                    0.75%            42           42.42        1,782
CTL      CenturyLink, Inc.                                             0.75%            43           41.37        1,779
CHA      China Telecom Corporation Ltd. (ADR) +                        0.39%            18           51.79          932
CHU      China Unicom Ltd. (ADR) +                                     0.40%            64           14.91          954
FTE      France Telecom S.A. (ADR) +                                   0.40%            70           13.50          945
NTT      Nippon Telegraph and Telephone Corporation (ADR) +            0.40%            41           23.34          957
DCM      NTT DoCoMo, Inc. (ADR) +                                      0.40%            57           16.64          949
TDS      Telephone and Data Systems, Inc.                              0.75%            74           23.99        1,775
VIP      VimpelCom Ltd. (ADR) +                                        0.40%           112            8.49          951
Utilities (2.98%):
AEP      American Electric Power Company, Inc.                         0.75%            42           42.57        1,788
BKH      Black Hills Corporation                                       0.75%            55           32.31        1,777
ETR      Entergy Corporation                                           0.74%            24           73.06        1,753
PEG      Public Service Enterprise Group Incorporated                  0.74%            52           34.00        1,768
                                                                      _______                                  ________
              Total Investments                                       100.00%                                  $237,401
                                                                      =======                                  ========

______________________

See "Notes to Schedules of Investments" on page 24.

                            Schedule of Investments

                    Target VIP Portfolio, August 2012 Series
                                    FT 3650


                       At the Opening of Business on the
                     Initial Date of Deposit-July 31, 2012



                                                                        Percentage      Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate    of         Value       Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price  Shares     per Share   the Trust (2)
_______________________________                                         ____________    ______     _________   ____________
COMMON STOCKS (100.00%):
Consumer Discretionary (16.23%):
ABG          Asbury Automotive Group Inc. *                               0.35%          40        $ 26.21     $   1,048
BBBY         Bed Bath & Beyond Inc. *                                     0.27%          13          62.62           814
BWS          Brown Shoe Company, Inc.                                     0.26%          56          13.72           768
CSTR         Coinstar, Inc. *                                             0.18%          11          48.22           530
CMCSA        Comcast Corporation (Class A)                                1.27%         119          32.21         3,833
CTB          Cooper Tire & Rubber Company                                 0.17%          30          17.06           512
CBRL         Cracker Barrel Old Country Store Inc.                        0.17%           8          63.10           505
DAI GY       Daimler AG #                                                 0.83%          51          49.14         2,506
DDS          Dillard's, Inc. (Class A)                                    0.18%           8          66.86           535
DTV          DIRECTV, Inc. *                                              1.49%          91          49.33         4,489
DISH         DISH Network Corp.                                           0.30%          29          31.12           902
DLTR         Dollar Tree, Inc. *                                          0.75%          44          51.44         2,263
BAGL         Einstein Noah Restaurant Group Inc.                          0.17%          30          17.01           510
HD           The Home Depot, Inc.                                         3.33%         188          53.25        10,011
LZB          La-Z-Boy Incorporated *                                      0.27%          67          12.22           819
LAD          Lithia Motors, Inc.                                          0.26%          28          27.62           773
M            Macy's, Inc.                                                 0.69%          57          36.66         2,090
MAT          Mattel, Inc.                                                 0.18%          15          35.46           532
MHP          The McGraw-Hill Companies, Inc.                              0.62%          40          46.94         1,878
MOV          Movado Group, Inc.                                           0.20%          24          24.58           590
PZZA         Papa John's International, Inc. *                            0.52%          31          50.76         1,574
PCLN         priceline.com Incorporated *                                 0.68%           3         682.54         2,048
ROST         Ross Stores, Inc.                                            1.00%          45          67.12         3,021
SHFL         Shuffle Master, Inc. *                                       0.36%          73          14.80         1,080
TWC          Time Warner Cable, Inc.                                      1.22%          43          85.00         3,655
ZUMZ         Zumiez Inc. *                                                0.51%          41          37.41         1,534
Consumer Staples (3.48%):
BGS          B&G Foods, Inc.                                              0.58%          61          28.43         1,734
CL           Colgate-Palmolive Company                                    0.50%          14         107.47         1,505
LO           Lorillard, Inc.                                              0.17%           4         127.65           511
MED          Medifast Inc. *                                              0.17%          19          26.73           508
MNST         Monster Beverage Corporation *                               0.18%           8          68.20           546
PM           Philip Morris International Inc.                             1.52%          50          91.18         4,559
PBH          Prestige Brands Holdings Inc. *                              0.36%          66          16.51         1,090
Energy (8.36%):
ENI IM       Eni SpA #                                                    0.83%         121          20.68         2,502
XOM          Exxon Mobil Corporation                                      4.86%         167          87.56        14,623
MPC          Marathon Petroleum Corporation                               0.06%           4          47.47           190
SLB          Schlumberger Limited +                                       0.36%          15          72.54         1,088
SDRL NO      Seadrill Ltd #                                               0.83%          63          39.69         2,500
SEMG         SemGroup Corporation *                                       0.58%          52          33.69         1,752
FP FP        Total S.A. #                                                 0.84%          55          45.90         2,525

                       Schedule of Investments (cont'd.)

                    Target VIP Portfolio, August 2012 Series
                                    FT 3650


                       At the Opening of Business on the
                     Initial Date of Deposit-July 31, 2012



                                                                          Percentage      Number    Market      Cost of
Ticker Symbol and                                                         of Aggregate    of        Value       Securities to
Name of Issuer of Securities (1)(4)                                       Offering Price  Shares    per Share   the Trust (2)
_______________________________                                           ____________    ______    _________   ____________
Financials (7.87%):
ALV GY         Allianz SE #                                                 0.83%          25       $ 99.41     $   2,485
AMT            American Tower Corporation (5)                               1.37%          57         72.11         4,110
CS FP          AXA S.A. #                                                   0.83%         204         12.26         2,500
BBCN           BBCN Bancorp, Inc. *                                         0.37%          99         11.32         1,121
DFS            Discover Financial Services                                  0.90%          74         36.48         2,700
TMK            Torchmark Corporation                                        0.23%          14         50.04           701
TRV            The Travelers Companies, Inc.                                3.34%         159         63.21        10,050
Health Care (19.71%):
ABAX           Abaxis, Inc. *                                               0.34%          28         36.25         1,015
ABT            Abbott Laboratories                                          4.16%         188         66.60        12,521
ABMD           ABIOMED Inc. *                                               0.37%          50         22.43         1,121
AIRM           Air Methods Corporation *                                    0.59%          16        111.45         1,783
AMGN           Amgen Inc.                                                   4.30%         155         83.46        12,937
AZN LN         AstraZeneca Plc #                                            0.83%          53         47.04         2,493
BRLI           Bio-Reference Labs, Inc. *                                   0.30%          36         25.13           905
BIIB           Biogen Idec Inc. *                                           0.64%          13        147.28         1,915
CBM            Cambrex Corporation *                                        0.17%          54          9.32           503
CELG           Celgene Corporation *                                        0.62%          27         69.40         1,874
CYH            Community Health Systems Inc. *                              0.17%          21         24.57           516
CYBX           Cyberonics, Inc. *                                           0.51%          35         44.03         1,541
FRX            Forest Laboratories, Inc. *                                  0.18%          16         33.83           541
GHDX           Genomic Health Inc. *                                        0.44%          38         34.73         1,320
GILD           Gilead Sciences, Inc. *                                      0.78%          42         55.61         2,336
ICUI           ICU Medical, Inc. *                                          0.32%          18         53.69           966
MDCO           The Medicines Co. *                                          0.60%          71         25.37         1,801
MDSO           Medidata Solutions, Inc. *                                   0.33%          32         31.17           997
PDLI           PDL BioPharma Inc.                                           0.17%          74          6.85           507
PFE            Pfizer Inc.                                                  3.33%         423         23.71        10,029
SEM            Select Medical Holdings Corporation *                        0.17%          46         11.05           508
SPPI           Spectrum Pharmaceuticals, Inc. *                             0.39%          76         15.30         1,163
Industrials (5.62%):
MMM            3M Company                                                   1.18%          39         91.28         3,560
ALGT           Allegiant Travel Company *                                   0.58%          25         69.38         1,734
CTAS           Cintas Corporation                                           0.09%           7         39.46           276
CNW            Con-way Inc.                                                 0.17%          14         35.82           501
DAL            Delta Air Lines, Inc. *                                      0.37%         117          9.47         1,108
DLX            Deluxe Corporation                                           0.17%          18         28.16           507
FELE           Franklin Electric Co., Inc.                                  0.57%          30         57.15         1,714
HA             Hawaiian Holdings, Inc. *                                    0.14%          65          6.40           416
LMT            Lockheed Martin Corporation                                  0.53%          18         89.08         1,603
NNBR           NN, Inc. *                                                   0.17%          55          9.19           505
ASGN           On Assignment, Inc. *                                        0.35%          67         15.79         1,058
RAVN           Raven Industries, Inc.                                       0.53%          47         33.91         1,594
SAVE           Spirit Airlines Inc. *                                       0.60%          84         21.35         1,793
LCC            US Airways Group, Inc. *                                     0.17%          45         11.29           508

                       Schedule of Investments (cont'd.)

                    Target VIP Portfolio, August 2012 Series
                                    FT 3650


                       At the Opening of Business on the
                     Initial Date of Deposit-July 31, 2012



                                                                        Percentage       Number    Market      Cost of
Ticker Symbol and                                                       of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price   Shares    per Share   the Trust (2)
_______________________________                                         ____________     ______    _________   ____________
Information Technology (24.09%):
AAPL         Apple Inc.                                                   4.15%           21       $595.03     $  12,496
CATM         Cardtronics Inc. *                                           0.58%           56         31.00         1,736
TRAK         DealerTrack Holdings, Inc. *                                 0.53%           55         29.18         1,605
EBAY         eBay Inc. *                                                  1.09%           72         45.60         3,283
HPY          Heartland Payment Systems, Inc.                              0.49%           50         29.59         1,479
INTC         Intel Corporation                                            3.53%          412         25.76        10,614
IBM          International Business Machines Corporation                  5.23%           80        196.68        15,735
XXIA         Ixia *                                                       0.45%           91         14.93         1,359
KLAC         KLA-Tencor Corporation                                       0.17%           10         51.15           512
LPSN         LivePerson Inc. *                                            0.43%           71         18.24         1,295
MSFT         Microsoft Corporation                                        4.16%          422         29.64        12,508
MPWR         Monolithic Power Systems *                                   0.27%           46         17.90           823
NTCT         NetScout Systems, Inc. *                                     0.42%           54         23.36         1,261
OSIS         OSI Systems, Inc. *                                          0.54%           25         65.10         1,627
STX          Seagate Technology +                                         0.82%           81         30.43         2,465
STMP         Stamps.com Inc. *                                            0.15%           21         21.00           441
TYL          Tyler Technologies, Inc. *                                   0.51%           39         39.41         1,537
V            Visa, Inc.                                                   0.57%           13        130.84         1,701
Materials (1.97%):
AGU          Agrium Inc. +                                                0.70%           22         96.02         2,112
CF           CF Industries Holdings, Inc.                                 0.59%            9         197.50        1,777
GGC          Georgia Gulf Corporation                                     0.51%           45         33.75         1,519
NP           Neenah Paper, Inc.                                           0.17%           19         26.48           503
Telecommunication Services (6.18%):
BT           BT Group PLC (ADR) +                                         1.23%          108         34.40         3,715
DTE GY       Deutsche Telekom AG #                                        0.83%          222         11.27         2,503
FTE FP       France Telecom S.A. #                                        0.83%          185         13.55         2,507
SCMN VX      Swisscom AG #                                                0.80%            6        401.74         2,410
TLSN SS      TeliaSonera AB #                                             0.83%          376          6.67         2,507
VIV FP       Vivendi S.A. #                                               0.83%          130         19.22         2,499
VOD LN       Vodafone Group Plc #                                         0.83%          874          2.87         2,506
Utilities (6.49%):
D            Dominion Resources, Inc.                                     0.37%           20         54.92         1,098
EOAN GY      E.ON AG #                                                    0.83%          117         21.41         2,505
EDF FP       Electricite de France (EDF) #                                0.83%          123         20.34         2,502
ENEL IM      Enel SpA #                                                   0.83%          880          2.85         2,504
GSZ FP       GDF Suez #                                                   0.83%          112         22.39         2,508
NG/ LN       National Grid Plc #                                          0.83%          239         10.50         2,510
RWE GY       RWE AG #                                                     0.84%           64         39.25         2,512
SSE LN       Scottish & Southern Energy Plc #                             0.83%          122         20.58         2,511
SRE          Sempra Energy                                                0.19%            8         70.86           567
WEC          Wisconsin Energy Corporation                                 0.11%            8         41.03           328
                                                                        _______                                 ________
                   Total Investments                                    100.00%                                 $300,869
                                                                        =======                                 ========

___________

See "Notes to Schedules of Investments" on page 24.

Page 23


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 31, 2012. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities Profit
                                                                 to Sponsor         (Loss)
                                                                 ___________        ________
The Dow(R) Target 10 Portfolio, August 2012 Series               $ 165,794          $ 111
Target Focus Four Portfolio, August 2012 Series                    266,782            401
Target Triad Portfolio, August 2012 Series                         236,417            984
Target VIP Portfolio, August 2012 Series                           300,728            141

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 15.21%, 22.54% and 19.70% of the investments of the Target Focus Four Portfolio, August 2012 Series; Target Triad Portfolio, August 2012 Series; and Target VIP Portfolio, August 2012 Series, respectively.

(5) This Security represents the common stock of a real estate investment trust headquartered or incorporated in the United States ("REIT"). REITs comprise approximately 2.33% and 1.37% of the investments of the Target Focus Four Portfolio, August 2012 Series and the Target VIP Portfolio, August 2012 Series, respectively.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") or American Depositary Share ("ADS") on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange. Amounts may not compute due to rounding.

*  This Security represents a non-income producing security.

Page 24


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3650, consists of four separate portfolios set forth below:

- Dow(R) Target 10 Aug. '12 - Term 9/9/13
 (The Dow(R) Target 10 Portfolio, August 2012 Series)
- Target Focus 4 Aug. '12 - Term 11/8/13
 (Target Focus Four Portfolio, August 2012 Series)
- Target Triad Aug. '12 - Term 11/8/13
 (Target Triad Portfolio, August 2012 Series)
- Target VIP Aug. '12 - Term 11/8/13
 (Target VIP Portfolio, August 2012 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

You may get more specific details concerning the nature, structure and risks of this product in an "Information Supplement" by calling the Sponsor at 1-800-621-1675, ext. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

Page 25
                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

              The Dow(R) Target 10 Portfolio

The Dow(R) Target 10 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued.
Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks.

The Dow(R) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) ("DJIA(sm)") by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 highest dividend-yielding stocks determined in Step 1 for The Dow(R) Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 10 Portfolio is considered to be a Large-Cap Blend Trust.


                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to seek to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy, Value Line(R) Target 25 Strategy, and the NYSE(R) International Target 25 Strategy were selected as follows:

The Dow(R) Target Dividend Strategy.

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

- Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend
Strategy stocks are selected.

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, in our opinion the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

        - Price to cash flow;

        - 12-month change in return on assets; and

        - 3-month price appreciation.

Step 4: We eliminate any registered investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600, taking into consideration that only whole shares will be purchased.

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for TimelinessTM, which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's Global Industry Classification Standard ("GICS"), and the stocks of companies whose shares are not listed on a U.S. securities exchange are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

NYSE(R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

        - price-to-book; and

        - price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to seek above-average total return, has been developed to seek to address this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four
Portfolio." The Securities which comprise the Target Diversified
Dividend Strategy and the Target Growth Strategy components of the Target Triad Portfolio were selected as follows:

Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;

      - Minimum three-month average daily trading volume of $1.5 million;
        and

      - Minimum stock price of $5.

Step 2: We eliminate real estate investment trusts ("REITs"), ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

        - Indicated dividend yield - 50%;

        - Price-to-book - 25%; and

        - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major GICS market sectors with the highest combined ranking on the three factors. In the event of a tie, the stock with the better price-to-book ratio is selected.

Target Growth Strategy.

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, ADRs, registered investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

       - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

       - Change in return on assets; and

       - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major GICS market sectors. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four Portfolio." The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy, the S&P Target 24 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, The Dow(R) DART 5 Strategy seeks to uncover stocks that may be out of favor or undervalued. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for the Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise the Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of the Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

        - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

        - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

        - Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for the S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the NYSE Amex or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, ADRs and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Portfolio is considered to be a Large-Cap Growth Trust.


Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalizations among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The "Dow Jones Industrial Average(sm)" and the "Dow Jones U.S. Select Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones(R)," "The Dow(R)," "Dow Jones Industrial Average(sm)" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed to CME and have been sublicensed for use for certain purposes by First Trust Advisors L.P., an affiliate of the Sponsor. The Dow(R) Target 10 Portfolio, the Target Focus Four Portfolio and the Target VIP Portfolio, based on the Dow Jones Industrial Average(sm) and/or the Dow Jones U.S. Select Dividend Index(sm), are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in such products.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400(R)," "S&P SmallCap 600(R)" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line TimelinessTM Ranking System" are registered trademarks of Value Line, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE(R)" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and the Target Triad Portfolio, which use the "NYSE (R) International Target 25 Strategy," based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), the Dow Jones U.S. Select Dividend Index(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), S&P 500
Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of The Dow(R) Target 10 Portfolio and the 15-month life of the Target Focus Four Portfolio, the Target Triad Portfolio and the Target VIP Portfolio, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by a Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S.

long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 10 Portfolio is concentrated in stocks of health care companies. The Target Focus Four Portfolio is concentrated in stocks of financial companies.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy, have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act establishes a Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additionally, the Reform Act would allow the FDIC to "take over" a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products in addition to their brokerage and investment advice. However, proposed legislation would subject such non-bank financial firms to the requirements of the Bank Holding Company Act of 1956 which generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. Under the proposed legislation, these companies would be required to register as bank holding companies with the Federal Reserve Board and would be subject to capital and other regulatory requirements of traditional banks. This may result in a decrease in profits, missed business opportunities and cessation of financing activities for companies unable to meet the newly imposed regulatory requirements which could further reduce available credit for consumers.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Proposed legislation may establish the Office of National Insurance within the U.S. Department of the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Health Care. General risks of health care companies involve extensive competition, generic drug sales, the loss of patent protection, product liability litigation and evolving government regulation on product development and pricing. For example, drug safety concerns prompted the Food and Drug Administration Amendments Act of 2007 which gives the FDA more resources to perform more comprehensive reviews of new drugs and medical devices and to enhance the ongoing oversight authority of the FDA. President Obama recently signed the Health Care and Education Affordability Reconciliation Act of 2010, which is expected to have significant implications on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure will require most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. It will also regulate private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will take place over the next several years and could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act on the health care sector remain uncertain and cannot be predicted. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that a product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.


REITs. Certain of the Securities in the Target Focus Four Portfolio and the Target VIP Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust on the Initial Date of Deposit. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Securities. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the United States and developed foreign markets.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by Crest Co. Ltd. and Euroclear Bank, a global custody and clearing institution, each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.


Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.


Small-Cap Companies. Certain of the Securities in certain of the Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation or Lorillard, Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

           Hypothetical Performance Information

The following tables compare the hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm) and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect brokerage commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index in certain years, and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

The indexes are unmanaged, not subject to fees and not available for direct investment.


                      COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)
(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

            Hypothetical Strategy Total Returns(1)(3)     Index Total Returns(3)

                      Target
          The Dow(R)  Focus      Target    Target
          Target 10   Four       Triad     VIP                           S&P 500
Year      Strategy    Strategy   Strategy  Strategy        DJIA(sm)      Index
----      --------    ---------- --------  ---------       -------      -------
1972       19.92%                                            18.48%       19.00%
1973        1.82%                                           -13.28%      -14.69%
1974       -3.13%                                           -23.57%      -26.47%
1975       54.01%                                            44.75%       37.23%
1976       32.97%                                            22.82%       23.93%
1977       -4.17%                                           -12.84%       -7.16%
1978       -2.42%                                             2.79%        6.57%
1979       10.65%                                            10.55%       18.61%
1980       25.39%                                            22.16%       32.50%
1981        5.09%                                            -3.57%       -4.92%
1982       24.90%                                            27.11%       21.55%
1983       36.59%                                            25.96%       22.56%
1984        5.55%                                             1.30%        6.27%
1985       27.45%                                            33.55%       31.72%
1986       33.14%                                            27.10%       18.67%
1987        3.37%                                             5.48%        5.25%
1988       22.11%                                            16.14%       16.56%
1989       24.02%                                            32.19%       31.62%
1990      -10.04%                             -1.06%         -0.56%       -3.10%
1991       32.77%                             56.78%         24.19%       30.40%
1992        5.37%                              4.07%          7.41%        7.61%
1993       24.45%                             21.94%         16.93%       10.04%
1994        1.81%                              2.12%          5.01%        1.32%
1995       34.14%                             42.59%         36.87%       37.54%
1996       25.62%      26.52%      20.99%     38.46%         28.89%       22.94%
1997       19.04%      37.33%      34.89%     25.79%         24.94%       33.35%
1998        8.14%      30.83%      27.37%     50.87%         18.15%       28.58%
1999        2.65%      45.06%      31.91%     48.67%         27.21%       21.04%
2000        3.38%       9.53%      11.88%     -4.76%         -4.71%       -9.10%
2001       -5.10%      20.22%       4.95%    -11.23%         -5.43%      -11.88%
2002      -10.98%     -11.14%     -11.61%    -21.41%        -15.01%      -22.09%
2003       25.38%      38.86%      38.24%     34.61%         28.26%       28.67%
2004        1.95%      21.66%      18.57%     13.00%          5.30%       10.87%
2005       -7.33%       8.92%      12.34%      6.69%          1.72%        4.91%
2006       27.28%      14.27%      17.62%     11.79%         19.03%       15.78%
2007       -0.44%       6.98%      13.37%      9.14%          8.87%        5.49%
2008      -39.06%     -43.32%     -47.51%    -45.98%        -31.92%      -36.99%
2009       14.48%      27.26%      27.15%     11.90%         22.70%       26.47%
2010       16.55%      17.77%      16.31%     18.08%         14.10%       15.08%
2011       13.98%     -11.61%      -8.38%     -2.21%          8.34%        2.09%
2012        7.74%       3.51%       4.23%      7.28%          6.83%        9.48%
(thru 6/29)

See "Notes to Comparison of Hypothetical Total Return" on page 38.

Page 37

            NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical
Strategy returns and monthly in the case of Index returns and all returns are stated in terms of U.S. dollars. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year hypothetical returns contained in the tables, over the full years as listed above, each hypothetical
Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index.

                                     Hypothetical
                                     Average Annual
Strategy                             Total Return   Corresponding Index                                Index Return
_______                              ______________ ___________________                                ____________
The Dow(R) Target 10 Strategy        11.13%         DJIA(sm) (from 12/31/71 through 12/31/11)          10.55%
Target Focus Four Strategy           12.43%         S&P 500 Index (from 12/31/95 through 12/31/11)      6.47%
Target Triad Strategy                10.54%         S&P 500 Index (from 12/31/95 through 12/31/11)      6.47%
Target VIP Strategy                  11.17%         S&P 500 Index (from 12/31/89 through 12/31/11)      8.22%

  Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

(3) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: Bloomberg L.P., COMPUSTAT and FactSet.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

        (The remainder of this page is intentionally left blank.)

Page 38

                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional
Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell
Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee
(initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering
Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from September
20, 2012 through November 20, 2012. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Page 39

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                           Your maximum       Dealer
 If you invest             sales charge      concession
(in thousands):*            will be:         will be:
________________________________________________________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less
1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase
Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer
(or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee
Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm.
Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees,

Page 40

custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional
Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock
Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S.
dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states.
All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public
Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain
Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on

Page 41

purchases by Rollover Unit holders, this amount will be reduced to 1.30% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

 Total sales                             Additional
(in millions)                            Concession
___________________________________________________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide
First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we

Page 42

sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar
Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek,
Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO
DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES
BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT
SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your
Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio
Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing
Agent to the Trusts with respect to a Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

Page 43

The fees payable to First Trust Advisors L.P., FTP Services LLC and the
Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period.
The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, Standard & Poor's, The
  NASDAQ Stock Market LLC, NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trust.
_____________
The following discussion pertains to The Dow(R) Target 10 Portfolio, which is considered a grantor trust under federal tax laws.

Trust Status.

In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by Unit holders is the net of income and expenses reported.

The grantor trust structure is a widely held fixed investment trust
("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

Page 44

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. As a result, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year. This is also true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Under the "Health Care and Education Reconciliation Act of 2010," income from a Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Assets of the Trust.

The Trust is expected to hold shares of stock in corporations (the
"Stocks") that are treated as equity for federal income tax purposes.

It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust
Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Income from the Trust.

Under the applicable federal income tax reporting rules relating to grantor trusts such as the Trust, the Trustee reports the income of the Trust to brokers and dealers (or if the Units are held directly by the investor, the investor) using factors that enable the broker or dealers to determine taxability. A Form 1099 is then generally issued reflecting the income as determined using the factors.

Because the time income is recognized by the Trust may differ from the time a distribution is made to you, you may be required to recognize for federal income tax purposes income with respect to the Trust Assets in one year even if you do not receive the corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied.
These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2013.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Your Tax Basis and Income or Loss upon Disposition.

If the Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust
Assets from your share of the total amount received in the transaction.
You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information, or factors, provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits). Trusts that are grantor trusts provide basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of a Trust as a separate item.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally

Page 45

effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The
Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory
Termination Date. However, this ability to request an In-Kind
Distribution will terminate at any time that the number of outstanding
Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust
Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal
Revenue Code.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

Distributions after December 31, 2013 may be subject to a U.S.
withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S.
entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2014. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a
"CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your Trust purchases shares in a PFIC, you may be subject to

Page 46

U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate.
Additional charges in the nature of interest may also be imposed on you.
Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trust for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, the Trust will not be taxed as a corporation for New York State and New York City tax purposes, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.
You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

Foreign Investors.

Distributions by your Trust that are treated as U.S. source income
(e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.
You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements. After December 31, 2014, proceeds from the disposition of Units and the allocation of proceeds from the sale of Securities may also be subject to withholding unless certain conditions are met.

Regulated Investment Company Trusts.
___________________________________

The following discussion pertains to the Target Focus Four Portfolio, the Target Triad Portfolio and the Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Each Trust intends to qualify as a "RIC" under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust shares and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary dividends, capital gains dividends, and returns of capital. Income reported is generally net of expenses (but see
Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from a Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, a Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from a Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash.
The income from a Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from your Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Page 47

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual shareholder from regulated investment companies such as the Trusts are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. A Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.
However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from a Trust and sell your Units at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received, except in the case of a regular dividend paid by the Trust if the Trust declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. To the extent, if any, it is not disallowed, it will be recharacterized as long term capital loss to the extent of the capital gain dividend received.
The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal
Revenue Code treats certain capital gains as ordinary income in special situations.

The Trusts will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in a Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 10 business days before a Trust's Mandatory
Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. This distribution is

Page 48

subject to taxation, and you will generally recognize gain or loss, generally based on the value at that time of the Units and the amount of cash received. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.

If a Trust holds an equity interest in any PFICs, which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. The Trusts will not be able to pass through to its Unit holders any credit or deduction for such taxes. The Trusts may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trusts would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trusts might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.

Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S.
citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trusts will be characterized as dividends for federal income tax purposes (other than dividends which a Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from a Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met.

Distributions after December 31, 2013 may be subject to a U.S.
withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S.
entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2014.

Foreign Tax Credit.

If at least 50% of the value of the total assets of a Trust (at the close of the taxable year) is represented by foreign securities, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes such Trust paid to other countries.
You may be able to deduct or receive a tax credit for your share of these taxes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions.
These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover

Page 49

treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust
Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede
& Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor
Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For the Trust that is structured as a grantor trust, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust.
Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of the Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account

Page 50

if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For all Trusts, upon termination of a Trust for remaining Unit holders, amounts in the Income and Capital Accounts will be distributed to Unit holders. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income
Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell
Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank (or the FTPS Unit
Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. Please note that even if you reinvest distributions, they are still considered distributions for income tax purposes.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS
Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow (R) Target
10 Portfolio, or 5,000 Units of the Target Focus Four Portfolio, the
Target Triad Portfolio or the Target VIP Portfolio or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to

Page 51

participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct.
No In-Kind Distribution requests submitted during the 30 business days
(10 business days in the case of the Target Focus Four Portfolio, the Target Triad Portfolio or the Target VIP Portfolio) prior to a Trust's
Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC.
This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-
Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible
Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the Target Focus Four Portfolio, the Target Triad Portfolio or the Target
VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption.
If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS
Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per Unit), but not the initial

Page 52

sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio.
Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create.
Any proceeds not invested on behalf of Rollover Unit holders in New
Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or
  (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement
Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The
Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

Page 53

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory
Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First
Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

The First Trust Combined Series

FT Series (formerly known as The First Trust Special Situations Trust)

The First Trust Insured Corporate Trust

The First Trust of Insured Municipal Bonds

The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December
31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

Page 54

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New
York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New
York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP
Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services
LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS
Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton,
Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit
Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing
Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The
Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago,
Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard &
Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust identified as a Grantor Trust.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte &
Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Page 55

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP
Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor
("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100
Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP
Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP
Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED
CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE
CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE
OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY
OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY
DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED
WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR
FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100
INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE
FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY
LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL
DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Page 56

                 This page is intentionally left blank.

Page 57

                 This page is intentionally left blank.

Page 58

                 This page is intentionally left blank.

Page 59

                             First Trust(R)

                    Dow(R) Target 10 Aug. '12 - Term 9/9/13
                     Target Focus 4 Aug. '12 - Term 11/8/13
                      Target Triad Aug. '12 - Term 11/8/13
                       Target VIP Aug. '12 - Term 11/8/13

                                    FT 3650

                                    Sponsor:

                          First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                 1-800-621-1675

   FTPS Unit Servicing Agent:               Trustee:

        FTP Services LLC           The Bank of New York Mellon

     120 East Liberty Drive            101 Barclay Street
     Wheaton, Illinois 60187        New York, New York 10286
         1-866-514-7768                  1-800-813-3074
                                      24-Hour Pricing Line:
                                         1-800-446-0132
                            Please refer to the "Summary of Essential
                           Information" for each Trust's Product Code.
                               __________________
    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy,
      securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.
                               __________________
      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

              - Securities Act of 1933 (file no. 333-181859) and

              - Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
           Room may be obtained by calling the SEC at 1-202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                             http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov

                              July 31, 2012

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 60


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 3650 not found in the prospectus for the Trusts. This
Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This
Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated July 31, 2012. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC.                                    3
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Dividends                                                    4
   Foreign Issuers                                              4
   Exchange Rates                                               5
   REITs                                                        8
   Small-Cap Companies                                          9
Litigation
   Microsoft Corporation                                        9
   Tobacco Industry                                            10
Concentrations
   Financials                                                  11
   Health Care                                                 15
Securities
   The Dow(R) DART 5 Strategy Stocks                           16
   The Dow(R) Target 10 Strategy Stocks                        16
   The Dow(R) Target Dividend Strategy Stocks                  17
   European Target 20 Strategy Stocks                          18
   Nasdaq(R) Target 15 Strategy Stocks                         19
   NYSE(R) International Target 25 Strategy Stocks             20
   S&P Target 24 Strategy Stocks                               21
   S&P Target SMid 60 Strategy Stocks                          23
   Target Diversified Dividend Strategy Stocks                 26
   Target Growth Strategy Stocks                               28
   Target Small-Cap Strategy Stocks                            29
   Value Line(R) Target 25 Strategy Stocks                     31

Dow Jones & Company, Inc.

The "Dow Jones Industrial Average(sm)" and the "Dow Jones U.S. Select
Dividend Index(sm)" are products of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and have been licensed for use. "Dow Jones(R)", "The Dow(R)", "Dow Jones Industrial
Average(sm)", "Dow Jones U.S. Select Dividend Index(sm)" and "Dow Jones
Indexes" are service marks of Dow Jones Trademark Holdings, LLC ("Dow
Jones") and have been licensed to CME and have been sublicensed for use for certain purposes by First Trust Advisors L.P., an affiliate of the Sponsor. The Trusts are not sponsored, endorsed, sold or promoted by Dow
Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in

Page 1

the Trusts particularly. The only relationship of Dow Jones, CME or any of their respective affiliates to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select
Dividend Index(sm), which are determined, composed and calculated by CME without regard to the Sponsor or the Trusts. Dow Jones and CME have no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow
Jones Industrial Average(sm) or the Dow Jones U.S. Select Dividend
Index(sm). Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the Trusts. Notwithstanding the foregoing, CME
Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Trusts currently being issued by the Sponsor, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial
Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). It is possible that this trading activity will affect the value of the Dow
Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend
Index(sm) and Trusts.

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE
ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL
AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA
INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES
SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS
THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO
WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE
SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE
USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT
DIVIDEND INDEX(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND
THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND
EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A
PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL
AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(SM) OR ANY DATA
INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT
SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY
FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL
DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE
ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS
BETWEEN CME AND THE SPONSOR, OTHER THAN THE LICENSORS OF CME.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard &
Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index and the S&P
SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index.
S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P
500 INDEX, THE S&P MIDCAP 400 INDEX, THE S&P SMALLCAP 600 INDEX OR ANY
DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS,
OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR
IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE
TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX

Page 2

OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED
WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY
OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500
INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE
FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL,
PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS),
EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates are the "Corporations") and are licensed for use by us. The Target VIP
Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust
Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to
First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain
VLPI trademarks and trade names and the Value Line(R) Timeliness(TM)
Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this
Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The
Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED,
INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY
OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING
FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND
VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS
THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS
GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY
REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES
NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED
FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION
WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II)
FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY
INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND
IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER
CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY
DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100
Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE").
NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy of the Target Triad Portfolio and the Target Focus Four Portfolio.

NYSE does not: sponsor, endorse, sell or promote the Target Triad
Portfolio or the Target Focus Four Portfolio; recommend that any person invest in the Target Triad Portfolio or the Target Focus Four Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Target
Triad Portfolio or the Target Focus Four Portfolio; have any responsibility or liability for the administration, management or marketing of the Target Triad Portfolio or the Target Focus Four
Portfolio; consider the needs of the Target Triad Portfolio or the Target Focus Four Portfolio or the owners of the Target Triad Portfolio or the Target Focus Four Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the Target Triad
Portfolio or the Target Focus Four Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the Target Triad Portfolio or the Target Focus Four Portfolio, the owner of the Target Triad
Portfolio or the Target Focus Four Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or

Page 3

interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Target Triad Portfolio or the Target Focus Four Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.
Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in certain of the Trusts consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of

Page 4

exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets.
Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rates. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies.
However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

Page 5

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United
Kingdom pound sterling and the euro:

                        Foreign Exchange Rates
              Range of Fluctuations in Foreign Currencies

                      United Kingdom
Annual                Pound Sterling/        Euro/
Period                U.S. Dollar            U.S. Dollar
_____                 __________             ________
1983                  0.616-0.707              N.A.
1984                  0.670-0.864              N.A.
1985                  0.672-0.951              N.A.
1986                  0.643-0.726              N.A.
1987                  0.530-0.680              N.A.
1988                  0.525-0.601              N.A.
1989                  0.548-0.661              N.A.
1990                  0.504-0.627              N.A.
1991                  0.499-0.624              N.A.
1992                  0.499-0.667              N.A.
1993                  0.630-0.705              N.A.
1994                  0.610-0.684              N.A.
1995                  0.610-0.653              N.A.
1996                  0.583-0.670              N.A.
1997                  0.584-0.633              N.A.
1998                  0.584-0.620              N.A.
1999                  0.597-0.646            0.845-0.999
2000                  0.605-0.715            0.968-1.209
2001                  0.678-0.707            1.045-1.194
2002                  0.621-0.709            0.953-1.164
2003                  0.560-0.636            0.794-0.929
2004                  0.514-0.568            0.738-0.844
2005                  0.518-0.583            0.743-0.857
2006                  0.509-0.576            0.755-0.839
2007                  0.481-0.509            0.683-0.767
2008                  0.502-0.685            0.633-0.788
2009                  0.598-0.698            0.666-0.789
2010                  0.624-0.688            0.717-0.817
2011                  0.599-0.643            0.675-0.772

Source: Bloomberg L.P.


Page 6

                 End of Month Exchange Rates
                    for Foreign Currencies

                       United Kingdom
                       Pound Sterling/        Euro/
Monthly Period         U.S. Dollar            U.S. Dollar
__________             ______________         ___________
2009:
 January                .688                   .780
 February               .698                   .789
 March                  .698                   .755
 April                  .676                   .756
 May                    .618                   .706
 June                   .608                   .713
 July                   .598                   .701
 August                 .614                   .698
 September              .626                   .683
 October                .608                   .679
 November               .608                   .666
 December               .618                   .698
2010:
 January                .626                   .721
 February               .656                   .734
 March                  .659                   .740
 April                  .655                   .752
 May                    .688                   .813
 June                   .669                   .817
 July                   .637                   .766
 August                 .652                   .789
 September              .636                   .733
 October                .624                   .717
 November               .645                   .770
 December               .641                   .747
2011:
 January                .624                   .730
 February               .620                   .727
 March                  .624                   .706
 April                  .599                   .675
 May                    .608                   .695
 June                   .623                   .690
 July                   .609                   .695
 August                 .615                   .696
 September              .642                   .747
 October                .622                   .722
 November               .637                   .744
 December               .643                   .772
2012:
 January                .635                   .764
 February               .628                   .750
 March                  .625                   .749
 April                  .616                   .755
 May                    .649                   .809
 June                   .637                   .789


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

REITs. An investment in Units of the Target Focus Four Portfolio and The Target VIP Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 10 Portfolio is concentrated in stocks of health care companies. The Target Focus Four Portfolio is concentrated in stocks of financial companies.


Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"). The Reform Act calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. Provisions of the Reform Act include the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards. Provisions of the Reform Act would create a the National Bank Supervisor to conduct prudential supervision regulation of all federally chartered depository institutions, and all federal branches and agencies of foreign banks. This single regulator would oversee the entire banking industry, thereby leading to potential risks, costs and unknown impacts on the entire financial sector.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Recently, ASC 820, "Fair Value Measurements and Disclosures" (formerly Statement of Financial Accounting Standards No. 157) changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor until December 31, 2013. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations;
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) proposed legislation that would establish the Office of National Insurance within the Treasury. This proposed federal agency would gather information, develop expertise, negotiate international agreements, and coordinate policy in the insurance sector. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Health Care. These companies include those involved in health care/managed care, hospital management/health services, the creation and development of drugs and biotechnology, and the development of advanced medical devices, instruments and other supplies, all of which have unique potential risks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have operating losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services.

As the number of older people in the United States increases, the health care system is increasingly burdened by the costs related to chronic illnesses, injuries, disabilities, nursing home care and home health care. These costs may be exaggerated for health care facility operators who may already by events and conditions including fluctuating demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party programs. The challenges presented by an increase in the elderly population may require an increase in spending to improve and expand the health care infrastructure as well as overall reform to the entire health care system.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. Recent regulatory changes include Medicare Prescription Drug Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, the Food and Drug Administration Amendments Act of 2007, and the Health Care and Education Affordability Reconciliation Act of 2010.

The possibility of significant health care reform has increased in recent years. President Barack Obama's budget request for the 2010 fiscal year sets aside $634 billion over 10 years to finance reforms to the health care system including the expansion of health care insurance to cover all Americans. If adopted, this reserved funding would be financed in part by $316 billion in various cuts to Medicare and Medicaid, including cutting payments to insurers that contract with the government through Medicare. The effects on health care companies if the budget proposal is approved are uncertain.

President Obama recently signed the Health Care and Education Affordability Reconciliation Act of 2010, which is expected to have significant implications on the health care sector. The goal of the legislation is to provide health insurance coverage for those who do not have it. The measure will require most Americans to purchase health insurance coverage; will add approximately 16 million people to the Medicaid rolls; and will subsidize private coverage for low- and middle-income people. It will also regulate private insurers more closely, banning practices such as denial of care for pre-existing conditions. The implementation of the Act's provisions will take place over the next several years and could cause a decrease in the profitability of companies in the health care sector through increased costs and possible downward pressure on prices charged. The long-term effects of the Act on the health care sector remain uncertain and cannot be predicted.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow (R) DART 5 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Mexico. These stores sell a wide assortment of building material, home improvement, and lawn and garden products.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.


                  The Dow (R) Target 10 Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

The Procter & Gamble Company, headquartered in Cincinnati, Ohio, manufactures consumer products worldwide, including detergents, fabric conditioners and hard surface cleaners; products for personal cleansing, oral care, digestive health, hair and skin; paper tissue, disposable diapers and pharmaceuticals; and shortenings, oils, snacks, baking mixes, peanut butter, coffee, drinks and citrus products.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow (R) Target Dividend Strategy Stocks


The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cleco Corporation, headquartered in Pineville, Louisiana, is a holding company which, through its subsidiaries, generates, transmits and distributes electric energy and natural gas in Louisiana.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

FirstEnergy Corp., headquartered in Akron, Ohio, is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to customers in Ohio and Pennsylvania.

FirstMerit Corporation, headquartered in Akron, Ohio, is a bank holding company whose principal business consists of owning and supervising its affiliates in northeastern and central Ohio.

Hudson City Bancorp, Inc., headquartered in Paramus, New Jersey, is the holding company for Hudson City Savings Bank, which operates a general banking business through a network of offices and branches located throughout New Jersey.

Mercury General Corporation, headquartered in Los Angeles, California, through its subsidiaries, writes private passenger automobile insurance and commercial automobile insurance.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a holding company for New York Community Bank, a state-chartered stock savings bank.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate, institutional and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Bankshares, Inc., headquartered in Charleston, West Virginia, through wholly-owned United National Bank and United Bank, provides commercial banking and trust services in West Virginia, Maryland, Ohio, Virginia and Washington, D.C.


                   European Target 20 Strategy Stocks


Allianz SE, headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management. The company also offers corporate, investment, asset management, and private banking.

AstraZeneca Plc, headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

AXA S.A., headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

E.ON AG, headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Electricite de France (EDF), headquartered in Paris, France, produces, transmits, distributes, imports and exports electricity for energy consumers in France.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

GDF Suez, headquartered in Paris, France, is the French national gas company, offering a full range of natural gas and associated energy services throughout the world.

National Grid Plc, headquartered in London, England, develops and operates electricity and gas networks located throughout the United Kingdom and the northeastern United States. In addition, the company owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

RWE AG, headquartered in Essen, Germany, operates energy businesses and offers municipal services. The company generates electricity, mines coal, refines petroleum, produces natural gas, offers waste disposal and recycling services, supplies drinking water, manufactures printing presses, decommissions nuclear power plants, and disposes of nuclear waste.

Scottish & Southern Energy Plc, headquartered in Perth, Scotland, United Kingdom, is one of the largest energy companies in the UK. It is involved in the generation, transmission, distribution and supply of electricity to industrial, commercial and domestic customers; energy trading; gas marketing; electrical and utility contracting and telecommunications.

Seadrill Ltd, headquartered in Hamilton, Bermuda, an offshore drilling contractor, provides offshore drilling services to the oil and gas industries worldwide.

Swisscom AG, headquartered in Worblaufen, Switzerland, operates public telecommunications networks and offers network application services. The company provides local, long-distance, and mobile telephone services, integrated voice and data digital services, network solutions to national and international telecommunications operators, and Internet access services, and owns and operates pay telephones.

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Vivendi S.A., headquartered in Paris, France, through its subsidiaries, conducts operations ranging from music, games and television to film and telecommunications.

Vodafone Group Plc, headquartered in Newbury, Berkshire, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                   Nasdaq(R) Target 15 Strategy Stocks


Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, together with its subsidiaries, provides consumer entertainment, information, and communication products and services to the residential and commercial customers in the United States.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

Mattel, Inc., headquartered in El Segundo, California, designs, manufactures and markets a broad variety of toy products on a worldwide basis through both sales to retailers and direct to consumers.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, engages in the development, marketing, sale, and distribution of beverages in the United States and Canada.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.


             NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Vale S.A. (ADR), headquartered in Rio de Janeiro, Brazil, is a large producer and exporter of iron ore and pellets, as well as a producer of manganese and ferro-alloys, which are very important raw materials for steelmaking. The company also produces copper, bauxite, kaolin, potash, alumina and aluminum.

Canada
______

Canadian Natural Resources Ltd., headquartered in Calgary, Alberta, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Teck Resources Limited (Class B), headquartered in Vancouver, British Columbia, Canada, through its subsidiaries, engages in the exploration, development, and production of natural resources.

China
_____

China Petroleum and Chemical Corporation (Sinopec) (ADR), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

China Telecom Corporation Ltd. (ADR), headquartered in Beijing, China, provides wireline telecommunications and related services in China.

France
______

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Germany
_______

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Hong Kong
_________

China Unicom Ltd. (ADR), headquartered in Hong Kong, China, an integrated telecommunications operator, offers a range of telecommunications services in China.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Japan
_____

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Mizuho Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, through its subsidiary banks, provides various financial services, including banking, securities, and trust and asset management services in Japan and internationally.

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite, mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods, and slabs.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

VimpelCom Ltd. (ADR), headquartered in Amsterdam, the Netherlands, provides voice and data services through a range of wireless, fixed, and broadband technologies.

Norway
______

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

South Korea
___________

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Shinhan Financial Group Co., Ltd. (ADR), headquartered in Seoul, South Korea, through its subsidiaries, offers various banking and financial services to retail and corporate customers in Korea.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Carnival Plc (ADR), headquartered in London, England, a cruise company, provides cruises to various vacation destinations.


                      S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office, and safety products for distribution worldwide. The company's products include adhesives, abrasives, and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System (EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

American Tower Corporation, headquartered in Boston, Massachusetts, is a real estate investment trust. The company owns and operates a wireless and broadcast communications infrastructure which leases antennae sites on towers throughout the United States.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Celgene Corporation, headquartered in Warren, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company primarily in the United States.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, engages in refining, transporting, and marketing of petroleum products in the United States and internationally.

The McGraw-Hill Companies, Inc., headquartered in New York, New York, is a multimedia publishing and information company which employs a broad range of media, including books, magazines, newsletters, software, on-line data services, CD-ROMs, fax and TV broadcasting.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Schlumberger Limited, incorporated in Curacao and headquartered in Houston, Texas, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas and Electric, which provides electric and gas service to San Diego and southern Orange Counties, and Southern California Gas Company.

Torchmark Corporation, headquartered in Birmingham, Alabama, an insurance and diversified financial services holding company, provides individual life and supplemental health insurance, annuities and related products.

Visa, Inc., headquartered in San Francisco, California, through its subsidiaries, operates retail electronic payments network worldwide.

Wisconsin Energy Corporation, headquartered in Milwaukee, Wisconsin, a holding company, is principally engaged in the generation, transmission, distribution and sale of electric energy, gas and steam to customers in east central and northern Wisconsin and the upper peninsula of Michigan.


                   S&P Target SMid 60 Strategy Stocks


Alleghany Corporation, headquartered in New York, New York, is engaged, through its subsidiaries, in the property, casualty, fidelity, and surety insurance businesses. The company also has a industrial minerals business and a steel and fastener importing and distribution business.

Alliance One International, Inc., headquartered in Morrisville, North Carolina, selects, processes, purchases, packs and ships leaf tobacco. An independent leaf tobacco merchant serving global cigarette manufacturers, the company also provides, in select developing markets, consulting services and financing for leaf tobacco growers.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Arkansas Best Corporation, headquartered in Fort Smith, Arkansas, is a transportation holding company engaged primarily in motor carrier transportation and intermodal transportation operations worldwide.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

BancorpSouth, Inc., headquartered in Tupelo, Mississippi, operates as a holding company for BancorpSouth Bank, which provides commercial banking and financial services to individuals, and small- and medium-sized businesses in the United States.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

Comstock Resources, Inc., headquartered in Frisco, Texas, is engaged in the acquisition, production and exploration of oil and natural gas properties in Texas, Louisiana and the Gulf of Mexico.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

Diamond Foods, Inc., headquartered in Stockton, California, a branded food company, engages in the processing, marketing and distribution of culinary, in-shell, ingredient nuts and snack products.

Digital Generation Inc., headquartered in Irving, Texas, provides digital technology services that enable the electronic delivery of advertisements, syndicated programs and video news releases to traditional broadcasters, online publishers and other media outlets.

Everest Re Group, Ltd., headquartered in St. Michael, Barbados, through its wholly-owned subsidiary Everest Reinsurance Company, is engaged in the underwriting of property and casualty reinsurance on a treaty and facultative basis for insurance and reinsurance companies in the United States and selected international markets.

First American Financial Corporation, headquartered in Santa Ana,
California, provides various financial services in the United States and internationally, operating in two segments: Title Insurance and Services, and Specialty Insurance.

First Midwest Bancorp, Inc., headquartered in Itasca, Illinois, is a banking company that operates First Midwest Bank and First Midwest Insurance Company.

Franklin Street Properties Corp., headquartered in Wakefield,
Massachusetts, is a real estate investment trust that provides real estate and investment banking/investment services in the United States.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive generation for the wholesale market. The company is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Griffon Corporation, headquartered in Jericho, New York, is a diversified manufacturer with operations in building products, electronic information and communication systems, and specialty plastic films.

Haverty Furniture Companies, Inc., headquartered in Atlanta, Georgia, engages in the retailing of residential furniture and accessories in the middle to upper-middle price ranges in the United States.

Helix Energy Solutions Group Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the United States Gulf of Mexico. Services are provided in depths ranging from the shallowest to the deepest waters of the Gulf. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Horace Mann Educators Corporation, headquartered in Springfield,
Illinois, an insurance holding company, markets and underwrites personal lines of property and casualty and life insurance and retirement annuities.

Hospitality Properties Trust, headquartered in Newton, Massachusetts, is a self-managed real estate investment trust formed to buy, own and lease hotels to unaffiliated hotel operators.

Iconix Brand Group, Inc., headquartered in New York, New York, a brand management company, engages in the ownership, licensing, and marketing of a portfolio of owned consumer brands worldwide.

Interactive Brokers Group, Inc. (Class A), headquartered in Greenwich, Connecticut, operates as an automated electronic broker and market maker.

International Speedway Corporation, headquartered in Daytona Beach, Florida, together with its subsidiaries, promotes motorsports themed entertainment activities in the United States.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kite Realty Group Trust, headquartered in Indianapolis, Indiana, a real estate investment trust, engages in the acquisition, development, expansion, construction, ownership, leasing, operation and management of neighborhood and community shopping centers, and commercial real estate properties in the United States.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Monster Worldwide Inc., headquartered in New York, New York, is a global provider of career solutions. The company, through its flagship interactive product, Monster (www.monster.com), is engaged in online career management. The company is also a worldwide recruitment advertising agency and a yellow pages advertising agency.

Office Depot, Inc., headquartered in Delray Beach, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

OfficeMax Inc., headquartered in Boise, Idaho, is a distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products.

Parkway Properties, Inc., headquartered in Jackson, Mississippi, is a self-managed real estate investment trust engaged in the acquisition, ownership, management, financing and leasing of office properties in the southeastern and southwestern United States and in Chicago, Illinois.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

PDC Energy Inc., headquartered in Bridgeport, West Virginia, is an independent energy company engaged primarily in the development, production and marketing of natural gas and oil.

Penn Virginia Corporation, headquartered in Radnor, Pennsylvania, is engaged in the exploration, development and production of crude oil and natural gas, primarily in the eastern and Gulf Coast onshore areas of the United States.

PharMerica Corporation, headquartered in Louisville, Kentucky, operates as an institutional pharmacy services company in the United States.

Pinnacle Financial Partners, Inc., headquartered in Nashville,
Tennessee, serves as the holding company for Pinnacle National Bank, a community bank serving individuals and businesses located within the Nashville metropolitan area and surrounding counties.

Pioneer Energy Services Corp., headquartered in San Antonio, Texas, provides contract land drilling services. The company provides services to independent and major oil and gas companies, with a focus in the United States and Latin America.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Provident Financial Services, Inc., headquartered in Jersey City, New Jersey, operates as the holding company for The Provident Bank that provides banking services to individuals, families, and businesses in New Jersey.

Quicksilver Resources Inc., headquartered in Fort Worth, Texas, is an independent oil and gas company engaged in the exploration, acquisition, development, production and sale of natural gas, crude oil and natural gas liquids, primarily from unconventional reservoirs such as fractured shales, coal beds and tight sands.

Quiksilver, Inc., headquartered in Huntington Beach, California, designs, produces and distributes casual sportswear, accessories and related products for young men, boys and young women. The company's products are sold under the labels of "Quiksilver," "Quiksilver Roxy," "Raisins," "Radio Fiji" and "Hawk Clothing." The company distributes its products in the United States, Europe and Japan.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

Seneca Foods Corp., headquartered in Seneca, New York, produces and distributes processed fruits and vegetables.

SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in the Manhattan borough of New York City.

Standard Motor Products, Inc., headquartered in Long Island City, New York, manufactures replacement parts and automotive related items for the automotive industry. The company's products include ignition and electrical parts, emission and engine controls, sensors, battery cables, clutches, blower motors, condensers, and hoses, among others. The company sells its products primarily throughout the United States and Canada.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, owns and operates a flat-rolled steel mini-mill, producing products such as hot/cold rolled and coated steel products including high strength low alloy and medium carbon steels.

Superior Energy Services, Inc., headquartered in Harvey, Louisiana, through subsidiaries, provides specialized oilfield services and equipment, primarily to oil and gas companies operating offshore in the Gulf of Mexico and throughout the Gulf Coast region.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

TETRA Technologies, Inc., headquartered in The Woodlands, Texas, is an oil and gas services company with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy markets, as well as other markets.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and Europe.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

United Online, Inc., headquartered in Woodland Hills, California, is an Internet service provider offering consumers free and value-priced Internet access and e-mail. The company also offers products and services for retail florists and consumers.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.


               Target Diversified Dividend Strategy Stocks


A. Schulman, Inc., headquartered in Akron, Ohio, sells plastic resins and compounds for use as raw materials. They enhance purchased resins with additives.

Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Aircastle Ltd., headquartered in Stamford, Connecticut, buys, sells, and leases commercial jet aircraft to airlines all over the world.

American Electric Power Company, Inc., headquartered in Columbus, Ohio, is a public utility holding company engaged in the generation, transmission, and distribution of electric power.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, paper party goods, gift-wrapping supplies, balloons, candles, and stationery. The company's products are sold worldwide.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn, and wheat.

AT&T Inc., headquartered in Dallas, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

AVX Corporation, headquartered in Myrtle Beach, South Carolina, makes and supplies a broad line of passive electronic components and related products. The company also makes and sells electronic connectors, and distributes and sells certain passive components and connectors manufactured by Kyocera Corp.

BCE Inc., headquartered in Montreal, Quebec, Canada, with subsidiaries and affiliates, provides telecommunications services in Canada, publishes telephone directories in Canada and internationally, and designs and builds telecommunications networks globally.

Black Hills Corporation, headquartered in Rapid City, South Dakota, is an electric utility serving customers in South Dakota, Wyoming and Montana.

CA Inc., headquartered in Islandia, New York, designs, develops, markets, licenses and supports a wide range of integrated computer software products.

CenturyLink, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Cliffs Natural Resources Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Endurance Specialty Holdings Limited, headquartered in Hamilton,
Bermuda, through its subsidiaries, engages in underwriting specialty lines of personal and commercial property and casualty insurance and reinsurance worldwide.

Ensco Plc (ADS), headquartered in London, England, together with its subsidiaries, provides offshore contract drilling services to the oil and gas industry.

Entergy Corporation, headquartered in New Orleans, Louisiana, is a holding company which engages principally in the following businesses: domestic utility, power marketing and trading, global power development, and domestic nuclear operations.

First Financial Bancorp., headquartered in Hamilton, Ohio, engages in commercial banking and other financial service activities through its wholly-owned subsidiaries: First Financial Bank, N.A.; Community First Bank & Trust; The Clyde Savings Bank Company; Indiana Lawrence Bank; Citizens First State Bank; Heritage Community Bank; Sand Ridge Bank; and Fidelity Federal Savings Bank.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

Greif Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Janus Capital Group Inc., headquartered in Denver, Colorado, sponsors, markets and provides investment advisory, distribution and administrative services, primarily to mutual funds, in both domestic and international markets.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

Owens & Minor, Inc., headquartered in Glen Allen, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated healthcare systems and group purchasing organizations, with distribution centers located throughout the United States.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

Quality Systems, Inc., headquartered in Irvine, California, develops and markets healthcare information systems that automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.

Schnitzer Steel Industries, Inc., headquartered in Portland, Oregon, operates in three industry segments: metal processing and recycling (Metals Recycling Business); mini-mill steel manufacturing (Steel Manufacturing Business); and self-service used auto parts (Auto Parts Business).

Seaspan Corp., headquartered in Hong Kong, China, owns and operates vessels that are engaged in deep-sea container transportation business in Hong Kong.

Ship Finance International Ltd., headquartered in Hamilton, Bermuda, engages primarily in the ownership and operation of oil tankers. The company is also involved in the charter, purchase, and sale of vessels.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

TAL International Group, Inc., headquartered in Purchase, New York, is engaged in the intermodal container industry. The company acquires, leases and sells intermodal containers used to transport freight by truck, ship and rail.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Whirlpool Corporation, headquartered in Benton Harbor, Michigan, manufactures and markets major home appliances and related products for commercial and home use worldwide under such brand names as "Whirlpool," "KitchenAid," "Speed Queen" and "Acros."


                      Target Growth Strategy Stocks


Agrium Inc., headquartered in Calgary, Alberta, Canada, engages in the production, marketing and distribution of agricultural products and services, as well as nutrients for agricultural and industrial markets in North America and Argentina.

Alexion Pharmaceuticals, Inc., headquartered in Cheshire, Connecticut, is engaged in the research and development of proprietary immunoregulatory products used in the treatment of autoimmune and cardiovascular diseases.

Allergan, Inc., headquartered in Irvine, California, engages in the development and commercialization of pharmaceutical products for the ophthalmic, neurological, dermatological, and other markets. The company engages in pharmaceutical research, targeting products and technologies related to disease areas, such as glaucoma, retinal disease, dry eye, psoriasis, acne, and movement disorders.

Alliance Data Systems Corporation, headquartered in Dallas, Texas, provides transaction services, credit services, and marketing services to retail companies in North America. The company focuses on facilitating and managing electronic transactions between clients and their customers through multiple distribution channels, including its in-store, catalog, and the Internet.

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Catamaran Corp, headquartered in Milton, Ontario, Canada, is a provider of pharmacy benefits management services and health care information technology solutions to the health care benefits management industry. The company's services and products include software applications and application service provider processing services.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Discover Financial Services, headquartered in Riverwoods, Illinois, together with its subsidiaries, operates as a credit card issuer and electronic payment services company primarily in the United States.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

The Hershey Company, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel and jet fuel.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

J.B. Hunt Transport Services, Inc., headquartered in Lowell, Arkansas, provides a variety of motor transport and logistics services throughout the United States, Canada and Mexico. The company transports a variety of products, including automotive parts, department store merchandise, food and beverages, paper and wood products, plastics and chemicals.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, engages in refining, transporting, and marketing of petroleum products in the United States and internationally.

Michael Kors Holdings Ltd., headquartered in Hong Kong, China, engages in the design, marketing, distribution, and retail of branded women's apparel and accessories, and men's apparel.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, engages in the development, marketing, sale, and distribution of beverages in the United States and Canada.

PetSmart, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products.

priceline.com Incorporated, headquartered in Norwalk, Connecticut, is the provider of an e-commerce pricing system, known as a demand collection system, which enables consumers to use the Internet to save money on a range of products and services, while enabling sellers to generate incremental revenue.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

The Sherwin-Williams Company, headquartered in Cleveland, Ohio, is engaged in the manufacture, distribution and sale of coatings and related products to professional, industrial, commercial and retail customers primarily in North and South America.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

TransDigm Group, Inc., headquartered in Cleveland, Ohio, engages in the design, production, and supply of engineered aircraft components for use in commercial and military aircraft worldwide.

Vertex Pharmaceuticals Incorporated, headquartered in Cambridge,
Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases, and neurological disorders.

Visa, Inc., headquartered in San Francisco, California, through its subsidiaries, operates retail electronic payments network worldwide.


                    Target Small-Cap Strategy Stocks


Abaxis, Inc., headquartered in Union City, California, develops, manufactures and markets portable blood analysis systems for use in any veterinary or human patient-care setting to provide clinicians with rapid blood constituent measurements.Their products are sold in the United States, Europe and Japan.

ABIOMED Inc., headquartered in Danvers, Massachusetts, provides medical devices in circulatory support and continuum of care in heart recovery to acute heart failure patients.

Air Methods Corporation, headquartered in Englewood, Colorado, provides air medical emergency transport services and systems in North America. The company also manufactures, designs, and installs medical aircraft and aerospace components.

Allegiant Travel Company, headquartered in Las Vegas, Nevada, a leisure travel company, provides scheduled passenger services from small cities to leisure destinations in the United States.

Asbury Automotive Group Inc., headquartered in New York, New York, operates as an automotive retailer in the United States.

B&G Foods, Inc., headquartered in Parsippany, New Jersey, is engaged in the manufacture, marketing and distribution of shelf-stable foods though supermarkets, distributors, catalogs, and other sales channels. Products include baked beans, salsa, maple syrup, pickles, meat spreads, and vinegars under various brand names.

BBCN Bancorp, Inc., headquartered in Los Angeles, California, operates as a bank holding company for BBCN Bank that provides business banking products to small- and medium-sized companies. The company specializes in commercial real estate and business lending.

Bio-Reference Labs, Inc., headquartered in Elmwood Park, New Jersey, together with its subsidiaries, provides clinical laboratory testing services primarily in the greater New York metropolitan area.

Brown Shoe Company, Inc., headquartered in St. Louis, Missouri, operates retail shoe stores in the United States and Canada. The company's stores sell footwear for men, women and children. The company's stores include "Famous Footwear," "Factory Brand Shoes," "Warehouse Shoes," "Supermarket of Shoes," "Naturalizer" and "F.X. LaSalle." The company's licensed brand names include "Dr. Scholls," "Disney" and "Star Wars."

Cardtronics Inc., headquartered in Houston, Texas, owns and operates ATMs and financial services kiosks.

Cyberonics, Inc., headquartered in Houston, Texas, designs, develops and markets medical devices. The company's devices are used for the treatment of epilepsy and other debilitating neurological and psychiatric disorders, as well as other diseases. The company's NCP System is approved for sale in the United States, Europe, Canada and other markets.

DealerTrack Holdings, Inc., headquartered in Lake Success, New York, through its subsidiaries, provides software solutions to the automotive retail industry in the United States and Canada.

Franklin Electric Co., Inc., headquartered in Bluffton, Indiana, is primarily engaged in the design, manufacture and distribution of motors, electronic controls and related parts and equipment.

Genomic Health Inc., headquartered in Redwood City, California, a molecular diagnostics company, focuses on the development and global commercialization of genomic-based clinical laboratory services that analyze the underlying biology of cancer allowing physicians and patients to make individualized treatment decisions.

Georgia Gulf Corporation, headquartered in Atlanta, Georgia, is a manufacturer and marketer of two highly integrated product lines, chlorovinyls and aromatic chemicals.

Hawaiian Holdings, Inc., headquartered in Honolulu, Hawaii, through its subsidiary, Hawaiian Airlines, Inc., engages primarily in the scheduled air transportation of passengers and cargo in the United States.

Heartland Payment Systems, Inc., headquartered in Princeton, New Jersey, provides bankcard payment processing services to merchants in the United States and Canada.

ICU Medical, Inc., headquartered in San Clemente, California, develops, manufactures and sells proprietary, disposable medical connection systems for use in intravenous therapy applications.

Ixia, headquartered in Calabasas, California, provides converged test systems and services for wireless and wired infrastructures and services.

La-Z-Boy Incorporated, headquartered in Monroe, Michigan, manufactures a wide variety of furniture including residential, business and hospitality furniture.

Lithia Motors, Inc., headquartered in Medford, Oregon, is an operator of automotive franchises and a retailer of new and used vehicles and services.

LivePerson Inc., headquartered in New York, New York, provides online engagement solutions that facilitate real-time assistance and advice.

The Medicines Co., headquartered in Parsippany, New Jersey, operates as a global pharmaceutical company with a focus on advancing the treatment of critical care patients.

Medidata Solutions, Inc., headquartered in New York, New York, provides hosted clinical development solutions for life science organizations worldwide.

Medifast Inc., headquartered in Owings Mills, Maryland, through its subsidiaries, engages in the production, distribution and sale of weight management and disease management products, and other consumable health and diet products in the United States.

Monolithic Power Systems, headquartered in Los Gatos, California, develops and markets proprietary, advanced analog and mixed-signal semiconductors in the United States and internationally.

Movado Group, Inc., headquartered in Paramus, New Jersey, designs, manufactures and distributes watches, with brands sold in almost every price category comprising the watch industry.

NetScout Systems, Inc., headquartered in Westford, Massachusetts, designs, develops, manufactures, markets, sells and supports application and network performance management solutions worldwide.

On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel to laboratories and other institutions; and provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.

OSI Systems, Inc., headquartered in Hawthorne, California, and its subsidiaries engage in the development, manufacture and sale of security and inspection systems, medical monitoring and imaging products, and optoelectronic devices, and value added subsystems worldwide.

Papa John's International, Inc., headquartered in Louisville, Kentucky, engages in the operation and franchise of pizza delivery and carryout restaurants under the trademark "Papa John's" in the United States and internationally.

Prestige Brands Holdings Inc., headquartered in Irvington, New York, together with its subsidiaries, engages in the marketing, sale, and distribution of over-the-counter healthcare, household cleaning, and personal care products primarily in the United States and Canada.

Raven Industries, Inc., headquartered in Sioux Falls, South Dakota, is a manufacturer that supplies plastic, electronics and sewn products to the industrial, recreation, agriculture, automotive and defense markets.

SemGroup Corporation, headquartered in Tulsa, Oklahoma, together with its subsidiaries, provides gathering, transportation, storage, distribution, marketing, and other midstream services primarily to independent producers, refiners of petroleum products, and other market participants in the Midwest and Rocky Mountain regions of the United States; Canada; and the west coast of the United Kingdom.

Shuffle Master, Inc., headquartered in Las Vegas, Nevada, develops, manufactures and markets automatic card shuffling equipment, table games and video/slot machine game software for the gaming industry.

Spectrum Pharmaceuticals, Inc., headquartered in Henderson, Nevada, a biotechnology company, engages in acquiring, developing, and commercializing prescription drug products primarily in the areas of hematology and oncology.

Spirit Airlines Inc., headquartered in Miramar, Florida, provides passenger airline services principally to and from south Florida, the northeast United States, the Caribbean, and Latin America.

Stamps.com Inc., headquartered in Los Angeles, California, is a provider of Internet-based postage solutions.

Tyler Technologies, Inc., headquartered in Dallas, Texas, provides information management solutions and services for local governments. The company's products are grouped into four areas: financials; courts and justice; property appraisal and tax; and document management. The company operates primarily in the United States, Canada, Puerto Rico and the United Kingdom.

Zumiez Inc., headquartered in Everett, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is both men and women between the ages of 12 and 24.


                 Value Line(R) Target 25 Strategy Stocks


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, manufactures and sells a wide range of healthcare products and services worldwide. They specialize in nutritional, vascular, diagnostics and pharmaceutical products.

Agrium Inc., headquartered in Calgary, Alberta, Canada, engages in the production, marketing and distribution of agricultural products and services, as well as nutrients for agricultural and industrial markets in North America and Argentina.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

BT Group PLC (ADR), headquartered in London, England, through its subsidiaries, provides communications solutions and services to business, residential, and wholesale customers in Europe, the Americas, and the Asia-Pacific region.

Cambrex Corporation, headquartered in East Rutherford, New Jersey, and its subsidiaries provide products and services to accelerate drug discovery, development, and manufacturing processes for human therapeutics worldwide.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Coinstar, Inc., headquartered in Bellevue, Washington, owns and operates a multinational fully automated network of self-service coin-counting machines installed primarily in supermarkets across the United States, in Canada and in the United Kingdom.

Community Health Systems Inc., headquartered in Brentwood, Tennessee, is a non-urban provider of general hospital healthcare services in the United States.

Con-way Inc., headquartered in Ann Arbor, Michigan, together with its subsidiaries, provides transportation, logistics, and supply chain management services to various manufacturing, industrial, and retail customers in North America and internationally.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.

Cracker Barrel Old Country Store Inc., headquartered in Lebanon,
Tennessee, is a holding company that, through subsidiaries, is engaged in the operation and development of the "Cracker Barrel Old Country Store," "Logan's Roadhouse," "Carmine Giardini's Gourmet Market" and "La Trattoria Ristorante" restaurant and retail concepts.

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers and cargo in the United States and internationally.

Deluxe Corporation, headquartered in Shoreview, Minnesota, is a provider of integrated risk management, electronic transaction services and paper payments to the financial services and retail industries.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

DIRECTV, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

DISH Network Corp., headquartered in Englewood, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services.

Einstein Noah Restaurant Group Inc., headquartered in Lakewood,
Colorado, owns, operates and franchises bagel specialty restaurants throughout in the United States. The restaurants specialize in food products for breakfast, lunch and afternoon snacks.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores nationwide. The company also operates electronic commerce and direct mail catalog subsidiaries.

Neenah Paper, Inc., headquartered in Alpharetta, Georgia, produces fine papers and technical products, as well as bleached kraft market pulp primarily in the United States, Canada, and Europe.

NN, Inc., headquartered in Johnson City, Tennessee, manufactures and supplies high-precision bearing components consisting of balls, cylindrical rollers, tapered rollers, seals and plastic and metal retainers, for bearing manufacturers for the North American and European markets.

PDL BioPharma Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Seagate Technology, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Select Medical Holdings Corporation, headquartered in Mechanicsburg, Pennsylvania, through its subsidiary, Select Medical Corporation, operates specialty hospitals and outpatient rehabilitation clinics in the United States.

Time Warner Cable, Inc., headquartered in Stamford, Connecticut, owns and manages cable television operations, as well as develops and provides video, data, and voice services to residential and commercial customers in the United States.

US Airways Group, Inc., headquartered in Tempe, Arizona, a holding company, provides airline services for passengers and cargo in the United States and internationally.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT


A.       Bonding Arrangements of Depositor:

         First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits


                                      S-1

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3650, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on July 31, 2012.

                                    FT 3650

                                           By      FIRST TRUST PORTFOLIOS L.P.
                                                   Depositor


                                           By:     Elizabeth H. Bull
                                                   Senior Vice President


                                      S-2

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


Name             Title*                                          Date
----             -----                                           ----

James A. Bowen   Director of The Charger Corporation, the   ) July 31, 2012
                 General Partner of First Trust Portfolios  )
                 L.P.                                       )
                                                            )
                                                            )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**


    * The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

    ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.


                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 3 to Registration Statement No. 333-181859 on Form S-6 of our report dated July 31, 2012, relating to the financial statements of FT 3650, comprising Dow(R) Target 10 Aug. '12 - Term 9/9/13 (The Dow(R) Target 10 Portfolio, August 2012 Series); Target Focus 4 Aug. '12 - Term 11/8/13 (Target Focus Four Portfolio, August 2012 Series); Target Triad Aug. '12 - Term 11/8/13 (Target Triad Portfolio, August 2012 Series); and Target VIP Aug. '12 - Term 11/8/13 (Target VIP Portfolio, August 2012 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.



/s/  DELOITTE & TOUCHE LLP


Chicago, Illinois
July 31, 2012


                                      S-4

                              CONSENTS OF COUNSEL

      The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits 3.1, 3.2 and 3.3 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 3650 and certain subsequent Series, effective July 31, 2012 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).


                                      S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1     Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


                                      S-7